

2024 Annual Report

POTBELLY CORPORATION



Dear Potbelly Stockholders,

Since the start of our brand turnaround in 2020, our mission has remained clear: delighting customers with great food and good vibes. I believe 2024 exemplified that mission, manifesting in ways we didn't fully envision at the start of the year as our team evolved, adapted, and seized new opportunities through the year.

Delighting Customers with Great Food & Good Vibes

To start 2024, we successfully launched our enhanced Potbelly Perks Loyalty program designed to celebrate what our customers love the most about Potbelly… GREAT FOOD. The new program allows members to earn rewards faster than ever before and have more of our menu items available for rewards redemptions. We are excited by the reception of the new program and Potbelly Perks continues to be a core contributor to our digital sales momentum, which represented over 40% of our total shop sales during the fourth quarter.

As we moved through the year, in response to the economic challenges faced by some of our customers, we were proud to offer an incremental layer of value through our $7.99 Everyday Value Combo. Our customers responded positively to our efforts, driving our value and intent to return scores higher while improving both incremental sales and profitability.

Finally, as we approached the end of the year, we were excited to roll out the first products from our new stage-gate menu development process. Our innovative menu offerings not only provided our guests with even more reason to visit our shops, but also expanded our appeal to an even broader customer base. These innovations included two new signature sandwiches, both made with our new slow-cooked pulled pork, and two new proprietary signature sauces that add craveable and spicy flavors. Both sauces are custom-made with our signature award-winning Potbelly Hot Peppers. We also rolled out our Potbelly Craft Refreshers in partnership with Tractor Beverage Company, adding more interesting and flavorful, better-for-you beverage options.

Franchise-Focused Development

The return to materially positive net unit growth in 2024 accelerated our transformation into a franchise-focused growth company. It is a meaningful step toward realizing our 2,000-unit potential. With strong momentum throughout our development pipeline, we believe we are poised to drive sustained growth for years to come.

In 2024, we added another 115 new shop commitments to our pipeline to end the year with 727 Open and Committed Shops, an increase of approximately 19% versus 2023. Additionally, the quantity, capacity and scale of our franchise candidates continued to improve, including larger franchisees. On development, the 23 shops we opened throughout our system represented an almost 4x increase relative to the six shops we opened in 2023.

Our new shop development acceleration is driven by the work we've done over the past five years to improve unit-level economics, sign high-quality franchisees to multi-unit Shop Development Area Agreements and enhance our development, operations and marketing systems to align and support all shops in all markets as we grow. We're excited to accelerate our development further in 2025 with the opening of at least 38 shops throughout the Potbelly system. Our long-term goal remains to sustainably grow our shop count by at least 10% annually and we expect that 2025 will represent yet another step toward achieving that.



2025 Outlook

2024 was an exciting year for Potbelly, and I'm proud to celebrate our accomplishments. But even more exciting is what lies ahead in 2025. First, we will drive comp sales growth through additional menu innovation and strategic investments in our consumer-facing digital assets, data, and analytics. Second, we will expand and modernize our footprint, accelerating shop openings with our franchisees while advancing remodeling and market densification on the company side. And finally, we will maintain disciplined cost controls to ensure balanced growth while maximizing incremental flow-through to corporate earnings.

These efforts are a natural extension of the strong foundation we've built over the past five years—a transformative period that brought stability to the brand and positioned us for sustained growth in the years ahead. With 2024 as a proof point, 2025 marks the next chapter—driving comp sales growth, accelerating shop openings, expanding shop-level margins, and growing adjusted EBITDA. These results lay the foundation for an even brighter future as we expect our growth to accelerate further in the years ahead.

In closing, I would like to say "Thank You" to all of our Potbelly team members for their hard work and dedication every day to make Potbelly truly special, and to our franchise partners for their continued support and commitment to this unique brand.

Sincerely,

Robert D. Wright
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-36104

POTBELLY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**36-4466837**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
111 N. Canal Street, Suite 325	
Chicago, Illinois	**60606**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (312) 951-0600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	PBPB	The NASDAQ Stock Market LLC
		(Nasdaq Global Select Market)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2024, the last trading day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was $241.1 million, based on the closing price of the registrant's common stock on such date as reported on the Nasdaq Global Select Market. For the purposes of this computation, shares held by directors and executive officers of the registrant have been excluded. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant.

As of February 23, 2025, 29,879,504 shares of the registrant's common stock were outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the registrant's definitive proxy statement for its 2025 Annual Meeting to be filed with the Securities and Exchange Commission not later than 120 days after the end of the year covered by this Annual Report are incorporated by reference into Part III of this Annual Report.

Potbelly Corporation and Subsidiaries
Table of Contents

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made throughout this Annual Report and are intended to come within the safe harbor protection provided by those sections. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "strives," "goal," "seeks," "projects," "intends," "forecasts," "plans," "may," "will" or "should" or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in "Risk Factors" in Item 1A, which include, but are not limited to, the following:

- competition in the restaurant industry, which is highly competitive and includes many larger, more well-established companies;

- our ability to effectively market and advertise new products and digital engagement;

- our ability to grow our digital business;

- changes in economic conditions, including the effects of consumer confidence and discretionary spending;

- our ability to manage our growth and successfully implement our business strategy;

- our reliance on a limited number of suppliers for our major products and on a distribution network with a limited number of distribution partners for the majority of our national distribution program;

- the future cost and availability of credit, and the liquidity or operations of our suppliers and other service providers;

- fluctuation in price and availability of commodities, including but not limited to items such as beef, poultry, grains, dairy and produce and energy supplies, where prices could increase or decrease more than we expect;

- our ability to expand into new markets and successfully identify, open and operate new shops (which is dependent upon various factors such as the availability of attractive sites for new shops);

- our ability to negotiate suitable lease terms, terminate on acceptable terms or sublease or assign leases for underperforming shops;

- our ability to identify new franchisees to open and operate new shops;

- the success of independent franchisees;

- our shift to a more fully franchised business model;

- our ability to control construction and development costs and obtain capital to fund such costs;

- our ability to recruit, train and retain qualified operating personnel;

- changes in consumer tastes and lack of acceptance or awareness of our brand in existing or new markets;

- failure of our marketing efforts to attract and retain customers;

- risks of food safety and food-borne illnesses and other health concerns about our food;

- damage to our reputation caused by, for example, any perceived reduction in the quality of our food, service or staff, an adverse change in our culture or the operations of our franchisees;

- the seasonality of our business;

- our supply chain;

- demographic trends, traffic patterns and our ability to effectively respond in a timely manner to changes in traffic patterns;

- the cost of advertising and media;

- inflation or deflation, unemployment rates, interest rates, and increases in various costs, such as real estate and insurance costs;

- the impact of potential merger and acquisition activities that we may engage in;

- risks associated with labor disputes, labor unions, or our ability to offset higher labor costs;

- adverse weather conditions, natural disasters and other disasters, especially in local or regional areas in which our shops are concentrated;

- litigation or legal complaints alleging, among other things, illness, injury or violations of federal and state workplace and employment laws and our ability to obtain and maintain required licenses and permits;

- government actions and policies; tax and other legislation; regulation of the restaurant industry; and accounting standards or pronouncements;

- security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions or the failure of our information technology system;

- the volatility of our common stock and actions by activist stockholders;

- our ability to adequately protect our intellectual property;

- the costs associated with complying or meeting environmental, social and governance regulations and stakeholder expectations;

- other factors discussed under "Business" in Item 1, "Risk Factors" in Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this document. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

PART I

ITEM 1. BUSINESS

The Neighborhood Sandwich Shop

Potbelly Corporation is a sandwich concept that has been feeding customers' smiles with warm, toasty sandwiches, signature salads, hand-dipped shakes, freshly-baked cookies and other fresh menu items, customized just the way customers want them, for nearly 50 years. Potbelly promises Fresh, Fast & Friendly service in a welcoming environment that reflects the local neighborhood. Our employees are trained to engage with our customers in a genuine way to provide a personalized experience. We believe the combination of our great food, people and atmosphere creates a devoted base of Potbelly customers.

A crucial key to our past and future success is our culture. It is embodied in *The Potbelly Way*, which is an expression of our Vision, Mission and Values, and the foundation of everything we do. Our Vision is to be the most loved sandwich brand in every neighborhood. Our Mission is to delight customers with great food and good vibes. Our Values embody both how we lead and how we behave and form the cornerstone of our culture. We use clear language that resonates from the frontline associate to the most senior levels of the organization, creating shared expectations and accountabilities in how we approach our day-to-day activities. We strive to be a fun, friendly and hardworking group of people who enjoy taking care of our customers, while at the same time taking care of each other.

As of December 29, 2024, we had 442 shops in 29 states and the District of Columbia. Of these, the company operates 346 shops and franchisees operate 96 shops.

Our History

Potbelly started in 1977 as a small antique store on Lincoln Avenue in Chicago. To boost sales, the original owner began offering toasty warm sandwiches to customers. Soon, people who had no interest in antiques were stopping by to enjoy the delicious sandwiches, homemade desserts and live music featured in the shop. As time passed, Potbelly became a well-known neighborhood destination with a loyal following of regulars and frequent lines out the door.

Potbelly opened its second shop in 1997 and continued to open shops in more neighborhoods reaching over 400 company-operated and franchise locations today. Throughout the growth, each new shop has maintained a similar look, vibe and experience that defines the Potbelly brand. Though our shops vary in size and shape, we maintain core elements in each new location, such as fast and efficient line flow, vintage décor customized with local details and exceptional customer focus.

Just like our first shop on Lincoln Avenue, we are committed to building community roots in all the neighborhoods we serve.

Our Business Strategy

We strive to be proactive and deliberate in our efforts to drive profitable growth in our existing business. Our "Traffic-Driven Profitability" 5-pillar strategic plan includes a prioritized set of low-cost strategic investments that we believe will continue to deliver strong returns. The 5 pillars are:

- Craveable-Quality Food at a Great Value
- People Creating Good Vibes
- Customer Experiences that Drive Traffic Growth
- Digitally-Driven Awareness, Connection and Traffic
- Franchise-Focused Development

These initiatives include improvements to our overall customer experience, an updated, simplified menu and further enhancements of our Potbelly Perks rewards program. They also include improvements to drive a better digital customer experience and leverage our brand to accelerate franchise shop growth.

Lastly, we are prioritizing low-cost, high-return traffic driving opportunities, as well as numerous initiatives that are focused on expanding shop-level margins. While we cannot provide assurances that we will achieve and maintain these objectives, we consider each of them to be core strategies of our business.

Shop Operations. We believe that continued excellence in shop-level execution is fundamental to our growth and improved performance. To maintain our operational standards, we use a Balanced Scorecard approach to measure People, Customers, Sales and Profits at each of our shops. Hiring the right people and maintaining optimal staffing levels enables us to run efficient operations. We track metrics such as peak hour throughput and customer satisfaction survey results. Shop sales and profitability are benchmarked against prior year periods and budget, and we focus on achieving targets on a shop-by-shop basis. To support our shop operators, we invest in systems and technology that can meaningfully improve shop-level execution. For example, we have applied technology to automate and ensure customer focus. In addition, we are expanding our off-premise business, including catering, delivery and pickup, which we view as additional growth drivers.

Shop Development. Our company-operated shops are successful in diverse markets in 17 states and the District of Columbia. Our shops are also located in multiple types of neighborhoods and formats, including suburban, urban, central business districts, airports and others. We evaluate a number of metrics to assess the optimal sites for our new shops, including neighborhood daytime population, site visibility, traffic and accessibility, along with an on-the-ground qualitative assessment of the characteristics of each unique trade area. This location-specific approach to development allows us to leverage our versatile shop format, which does not have standardized requirements with respect to size, shape or location, to achieve strong returns across a wide range of real estate settings. See "—Site Selection and Expansion—Shop Design" for more information about our shop requirements.

Marketing. We believe that our brand position, "Potbelly is the sandwich shop with the craveable quality and good vibes of a first-class dive" reflects our brand strength and competitive advantage and has broad appeal across a wide range of market types and geographies. We learn from the formal customer feedback we solicit, and from managers and employees who interact with customers in our shops, that many customers in new markets report positive recommendations from friends and family members who live in regions with established Potbelly shops. We believe that our positive brand perception helps drive interest in our shops in both existing and new markets. We enhance this with our social and digital interactions and complement our distinctive in-shop experience with online access, allowing customers to order ahead through both our website and Potbelly app, including catering, delivery or in-shop pick up. Additionally, our Potbelly Perks rewards program unlocks connection and digital promotion capabilities with our most loyal customers.

Franchising. In 2010, we initiated a program to franchise shops in selected markets in the U.S. As of December 29, 2024, our franchisees operated 96 shops across 22 states. As we further develop our franchise program, we intend to expand the number of franchise shops at an increasing rate of growth. We focus on franchisees that are compatible with the Potbelly culture that commit to multi-unit growth through our exclusive Shop Development Area Agreements ("SDAAs"). See "—Franchising" for more information about our franchise programs. As of December 29, 2024, we have 276 franchise shop commitments that will open in the future. We expect the financial impact of our franchising efforts to continually expand along with the franchise growth itself.

Our Food

Our Menu

Each of our shops offers freshly-made food with high-quality ingredients. Our menu currently includes toasty hot sandwiches, signature salads, soups, chili, sides, freshly-baked cookies, hand-dipped shakes and, in our breakfast locations, breakfast sandwiches.

Overall, we believe our menu of high-quality food at reasonable prices offers considerable value to our customers. In fiscal year 2024, our system-wide average check per entree was approximately $11.85, compared to $11.87 in 2023.

We believe menu innovation is a way for us to grow our business, responding to consumer trends, listening to customer feedback, and understanding customers' needs. This innovation includes the ongoing development of limited time offerings, bundling options, craveable add-ons, and premium protein sandwiches served toasty warm from our ovens, while continuing to encourage customization and personalization by each customer.

In November 2024, we revamped our menu by adding two new signature sandwiches, the Cubano and Sweet Heat BBQ Pork, both made with a new protein, slow cooked pulled pork. In addition, we added two new proprietary signature sauces, Hot Pepper Ranch and Sweet Heat BBQ, that address craveable and spicy flavors, as well as two additional sauces that customers have asked for, Roasted Garlic Aioli and Red Wine Vinegar.

Food Preparation and Safety

Food safety is a top priority, and we dedicate substantial resources, including our supply chain and quality assurance teams, to help ensure that our customers enjoy safe, quality food products. We have taken various steps to mitigate food safety and quality risks, including having personnel focused on this goal together with our supply chain team. We consider food safety and quality assurance when selecting our distributors and suppliers. The shops are provided the training, processes and tools to serve safe, consistent, quality food to our customers. Our shops' practices are validated by third-party food safety reviews, internal safety audits and routine health inspections.

Shop Operations and Management

We believe having an excellent manager in each shop is a critical factor in achieving continuous excellence in operations. Managers hire our associates, help ensure consistent execution of our menu items and strive to achieve specific targets that are evaluated daily, weekly and periodically. We devote significant time and resources to identifying, selecting and training our managers who, along with our employees, provide a positive experience to our Potbelly customers. We invest in people, customer and operating systems that help our leaders manage their teams and drive consistency in achieving business targets. Our sales-based commission and profit-sharing bonus program incentivizes all levels of shop management on continuous improvement.

Potbelly Operations

Our operations are structured around the elements of: People, Customers, Sales and Profits. Our business includes over 40% digital orders through the Potbelly App or website and third-party delivery services providers, along with our in-shop and drive-thru experiences. The highest sales volume daypart is lunch, but other parts of the day are also important to our business. Additionally, we have well balanced sales volume throughout the week. Our labor scheduling systems help ensure the appropriate staffing when needed. For in-shop orders, our employees greet our customers, take their order and dress the sandwiches to order. We are implementing and expanding upon new technology with the Potbelly Digital Kitchen ("PDK") that helps streamline digital orders and support high volume shops with in-line order taking tablets to improve throughput and customer satisfaction. PDK was implemented into existing shops in 2023 and has since been integrated in the initial construction and design of all new shop openings.

Each shop has a budget and targets that align to the shop bonus programs. Our scorecard system aligns key targets such as sales and profits, staffing, training, turnover and customer experiences to encourage high performance. Our performance metrics are aligned to the quarterly shop bonus program that rewards top performers and encourages over-delivery against targets. In addition to our internal efforts, we also leverage third-party companies to provide customer service feedback and conduct food safety assessments to analyze and improve the Potbelly experience.

The Potbelly Experience

We seek to deliver a positive experience for every customer at every opportunity through our tasty food, unique atmosphere and outgoing and engaging employees. We strive to staff each shop with experienced teams to ensure consistent and attentive customer service that provides a unique and "Good Vibes" experience. We target employees who are friendly and responsive to the needs of our customers as they assist them in selecting menu items complementing individual preferences. We staff appropriately during peak hours to ensure a fast yet personal Potbelly experience for each in-shop customer, with face-to-face interaction from start to finish and a fast yet convenient experience for each of our digital customers. We also provide off-premise services, including catering, delivery and order ahead to serve our customers.

Human Capital Resources

As of December 29, 2024, we employed over 5,000 team members, of which 203 are corporate personnel, 455 are shop management personnel and the remainder are hourly shop personnel. Our franchisees are independent business owners that separately employ personnel in their shops.

Potbelly actively creates and promotes an environment that is inclusive of all people and their unique abilities, strengths and differences. We respect and embrace diversity in each other, our customers, suppliers and all others with whom we interact as an essential component in the way we do business. We look to attract, hire and retain smart, talented and outgoing people who share and demonstrate our values. We value friendly employees who engage with our customers in a genuine way to provide a personalized experience. We believe we make expectations and accountabilities clear through our culture training, which focuses on *The Potbelly Way*, and our Employee Handbook, including the Ethics Code of Conduct, which summarizes company information, policies and employee conduct guidelines.

The Potbelly Way, outlined in our Employee Handbook, defines the culture of our company and our employees. It is the recipe that motivates and inspires us to be the best at what we do.

Our Vision – to be the most loved sandwich brand in every neighborhood.

Our Mission – to delight customers with great food and good vibes.

Our Values:
- Great Food – we love serving great-tasting, high-quality craveable food.
- Good Vibes – we bring positive energy, fun and friendliness.
- Achievement – we have high standards, deliver great results and celebrate success.
- Innovation – we're always improving through creative solutions.
- Integrity – we're accountable and always do what's right.
- Teamwork – we have each other's back and work together.
- Community – we value and support the neighborhoods we call home.
- Belonging – we make everyone feel welcome and valued.

Our culture helps us to attract and retain employees and has contributed to our better-than-industry-average turnover rate for the year ended December 29, 2024. Employees are further encouraged to perform at their personal best through an ongoing scorecard measuring system that is tied directly to a pay for performance compensation program. We believe our sustainable process to hire, train and develop our people enables us to deliver a positive customer experience. A typical Potbelly shop consists of one salaried general manager, several hourly managers and numerous employees. The number of employees can increase during peak hours or at locations with high-traffic.

Many of our managers live in the neighborhood in which their shop is located. We believe this allows them to get to know their customers, understand the unique character of each neighborhood and form deep roots within the community. An example of this can be seen in our annual Potbelly Summer of Service which is a company-wide, summer long service program that allows employees to participate in a volunteer event during working hours to make a difference in their community.

The General Manager has primary responsibility for the day-to-day operation of the shop and is required to abide by Potbelly's operating standards. Our Management Training Program provides new levels of management with five to six weeks of training that emphasizes culture, standards, strategy and procedures to prepare them for success, and is followed by on-going, in-shop coaching with their District Manager or Regional Director. Our General Managers report to District Managers who typically report to a Regional Director, and Vice President of Company Operations. We also employ franchise business consultants exclusively dedicated to our franchisees and their shop operations. These employees all report ultimately to our Chief Operating Officer. In addition, members of senior management visit shops regularly to help ensure that our culture, strategy and quality standards are being adhered to in all aspects of our operations.

General Managers are responsible for selecting, hiring and training the employees for each new shop. The training period includes on-the-job supervision by an experienced employee. Ongoing employee training remains the responsibility of the shop manager, but we also provide specific training for our employees around *The Potbelly Way* each year. Special emphasis is placed on the safety, consistency and quality of food preparation and service, which is monitored through ongoing coaching sessions and meetings with managers. In addition, we have other continuing communications with all of our employees on food safety and preparation standards.

At Potbelly, we believe rewards and recognition play an important role in retaining our employees. Our approach to rewarding talent is through a combination of competitive compensation and benefits. To foster a sense of ownership and align the interests of our team members with shareholders, stock options, restricted stock units and performance-based units are provided to eligible team members under our 2019 Long-Term Incentive Plan. Additionally, certain employees are eligible for performance-based cash incentive plans. These incentive plans reward individuals based on the achievement of predetermined company targets.

Potbelly is committed to providing our employees with a benefits program that is both comprehensive and competitive. Our benefits program offers health care, dental and vision coverage, as well as financial stability to our employees and their families. We remain focused on compensating our employees equally, regardless of gender, race and ethnicity. Potbelly also provides an employee meal benefit program. In addition we maintain the Potbelly Employee Relief Fund which was created to support the values in our Potbelly by providing timely financial assistance to team members impacted by emergency circumstances beyond their control and means. Our Recognition Toolkit outlines our programs that recognize employees' contributions to the overall objectives and efficient operations of the Company.

Restaurant Portfolio

As of December 29, 2024, we had 442 shops in 29 states and the District of Columbia. Of these, the company operates 346 shops and franchisees operate 96 shops.

In 2024, we opened five new company-operated shop and closed three. In the near term, we will continue to evaluate underperforming shops for possible closure and limit our rate of company-operated shop growth while we focus on franchise shop development under our Franchise Growth Acceleration Initiative. As part of this initiative, we refranchised one company-operated shop during 2024 in the Salt Lake City market. We expect that most of our shop growth will occur through franchisee development in 2025.

With an average new shop investment of approximately $750,000 and average unit volumes of over $1.3 million, which represents the average net sandwich shop sales for all company-operated shops for fiscal year 2024, we strive to generate average shop-level profit margins, a non-GAAP measure, of mid to high teens. However, we cannot provide any assurances that we will achieve and maintain similar profit margins or cash returns in the future.

Site Selection and Expansion

We consider the location of a shop to be a critical variable in its long-term success and as such, we devote significant effort to the investigation and evaluation of potential locations. We seek new shop locations based on specific criteria, such as demographic characteristics, daytime population thresholds and traffic patterns, along with the potential visibility of, and accessibility to, the shop. New company shops are built with only one purpose in mind: to generate cash flow that meets or exceeds those modeled in our return targets. Franchisees have similar expectations for their new shop development while the company benefits from the brand expansion and royalty income from those locations. Our current strategy is to focus primarily on franchise unit growth and limit our rate of company-operated shop growth.

Shop Design

We strive to create a unique customer experience that delivers a neighborhood feel for each shop. We typically design the interior of our shops in-house, utilizing outside architects when necessary. Our design team sources most furnishings and decorations for our shops. Each of our shops features vintage décor and shared design elements, such as the use of wood, wallpaper motifs and our signature Potbelly stove. Consistent with *The Potbelly Way*, our shops display locally-themed photos and other decorative items inspired by the neighborhood. Our shop size averages approximately 2,300 square feet; however, we currently target shop sizes between 1,800 and 2,200 square feet for new openings. The dining area of a typical shop can seat anywhere from 20 to 40 customers. Some of our shops incorporate larger dining areas and outdoor patios. We believe the unique atmosphere creates a lively place where friends and family can get together, encourages repeat visits by our customers and drives increased sales. We continue to focus on our shop design to improve the delivery and customer pickup experience.

Construction

Construction of a new shop generally takes approximately 11 to 14 weeks from the date the location is leased or under contract, fully permitted and the landlord has delivered the space to Potbelly. Each new shop requires a total cash investment of approximately $750,000, but this figure could be materially higher or lower depending on the market, shop size and condition of the premises upon landlord delivery. We generally construct shops in third-party leased retail space but also construct free-standing buildings on leased properties. In the future, we intend to continue converting existing third-party leased retail space or constructing new shops in the majority of circumstances. For additional information regarding our leases, see "Properties" in Item 2.

Franchising

We look for franchisees who love working with a team and have solid business experience, financial qualifications and personal motivation. Our franchise arrangements grant third parties a license to establish and operate a shop using our systems and trademarks. The franchisee pays us for the ideas, strategy, marketing, operating system, training, purchasing power and brand recognition. All new franchisees participate in an eight-week training program consisting of real-life experience in our company-operated shops. Franchised shops must be operated in compliance with our methods, standards and specifications, regarding menu items, ingredients, materials, supplies, services, fixtures, furnishings, décor and signs.

Franchising Terms

The conventional franchise agreement provides for an initial term of ten years with the option to renew. The conventional agreement requires the franchisee to pay a weekly royalty of 6.0% of gross sales net of discounts, an upfront initial franchise fee and ongoing IT and operational fees. The franchisee is also required to contribute to the Potbelly Brand Fund, which is used for advertising and marketing activities to promote the Potbelly brand.

In addition to franchise and license agreements, we also enter into development arrangements with certain franchisees. The agreement, which includes a development fee charged to the franchisee, gives exclusive rights to develop shops in a specified geographical area for a certain period of time. The development fee paid is credited towards the initial franchise fee owed for each shop opened under the agreement.

Advertising and Marketing

We believe our shops appeal to a broad base of loyal customers for our great food, diverse menu and good vibes, staffed by friendly people. Under our current strategy we have devoted greater marketing resources to promote the Potbelly brand, with a focus on digital channels, and, among other things, generate awareness of shop locations, promotions and brand differentiation all with the objective of driving traffic growth in our shops.

Advertising

We promote our brand in all markets where we have shops. The use of digital media is the most common advertising vehicle. Additionally, we rely on in-shop materials to communicate and market to our customers.

Digital Marketing

We continue to increase our use of digital marketing tools, which enable us to reach a significant number of people in a timely and targeted fashion. We believe that our customers will use social media to make dining decisions or to share dining experiences; therefore, we advertise on Facebook, Instagram and several other digital media platforms. We also leverage our Potbelly App to communicate with our customers and personalize offers for them. These platforms allow them to transact with us digitally by ordering ahead for pickup or delivery, paying with their phone and earning tasty treats.

Potbelly Perks

In January 2024, we enhanced our Potbelly Perks program to provide more reward options and flexibility for members. Under the original program, the customer would earn 10 points for every dollar spent, and the customer would earn a free entree after earning 1,000 points. The free entree would expire after 30 days. Under the enhanced program, Potbelly Perks members earn 10 or more coins, the equivalent of points under the legacy program, for every dollar they spend. The number of coins earned per dollar is dependent on each member's annual spend with Potbelly. Coins can be redeemed for a variety of items across the Potbelly menu. The coins expire one year after they are earned, but we have the ability to extend the expiration date of coins, and have done so in the past and may do so in the future.

Sourcing and Supply Chain

Our supply chain team sources, negotiates and purchases food supplies for our shops. We believe in using safe, high-quality ingredients while maintaining our value position in the marketplace. We benchmark our products against the competition using consumer panels. We contract with Distribution Market Advantage, Inc. ("DMA"), a cooperative of multiple food distributors located throughout the nation. DMA is a broker through which we negotiate and gain access to third-party food distributors and suppliers. For fiscal year 2024, distributors through our DMA arrangement supplied us with more than 90% of our food supplies through six primary distributors: Reinhart FoodService, L.L.C., Ben E. Keith Company, Harbor Foodservice, Shamrock Foods, Gordon Food Service and Nicholas & Co. Our remaining food supplies are distributed by other distributors under separate contracts. Our distributors deliver inventory to our shops approximately two to three times per week.

We negotiate pricing and volume terms directly with certain of our suppliers and distributors or through DMA. Our supply chain team utilizes a mix of forward pricing protocols for certain items under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Our use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically 12 months or less).

Currently we have pricing arrangements of varying lengths with our distributors and suppliers, including distributors and suppliers of meats, dairy, bread, cookie dough and other products. Meats represent approximately 30% of our product purchasing composition. In fiscal year 2024, approximately 90% of our meat products were sourced from 10 suppliers under non-exclusive contracts. We have secondary suppliers in place for many of our significant meats, and we believe we would be able to source our meat requirements from different suppliers if doing so became necessary. We have a non-exclusive contract with Campagna-Turano Bakery, Inc. for our signature French (white) and multigrain bread. Campagna-Turano Bakery, Inc. produces bread items in a primary and secondary production facility. We have secondary suppliers in place for, our bread items and we believe we would be able to source our bread requirements from different suppliers if doing so became necessary. However, changes in the price or availability of certain products may affect the profitability of certain items, our ability to maintain existing prices and our ability to purchase sufficient amounts of items to satisfy our customers' demands.

The remainder of our products, ingredients and supplies are currently sourced from a variety of interchangeable suppliers. Additionally, our supply chain team has established contingency plans for many key products. For example, manufacturers of certain products maintain alternative production facilities capable of satisfying our requirements should the primary facility experience interruptions. For other products, we believe we have identified alternate suppliers that could meet our requirements at competitive prices or, in some cases, have identified a product match that could be used in our shops. Our supply chain team regularly updates our procurement strategies to include contingency plans for new products and ingredients, as well as additional secondary and alternate suppliers. We believe these strategies would collectively enable us to obtain sufficient product quantities from other sources at competitive prices without material disruption should a current supplier be unable to fulfill its commitment to us.

Information Technology

Shop-level financial and accounting controls are handled through a point-of-sale and back-office system ("POS") networked into a centralized data center. The POS system is used to process sales transactions and manage the business, controlling costs such as inventory and labor. We use a point-to-point encrypted payment solution to process credit card transactions. Our company-operated shops report all transaction data into our corporate data warehouse where business information is provided to corporate employees to aid in collaboration, communication, and training between shops and the corporate office. We believe our systems currently comply with all credit card industry security standards for processing of credit and gift cards.

Competition

We compete in the restaurant industry, primarily in the fast-casual restaurant segment but also with restaurants in the full-service restaurant segment and face significant competition from a wide variety of restaurants, convenience stores and other outlets on a national, regional and local level. We believe that we compete primarily based on product quality, restaurant concept, service, convenience, value perception and price. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel, and other resources than we do, and as a result, these competitors may be better positioned to succeed in a highly competitive restaurant industry. Our competition continues to intensify as competitors increase the breadth and depth of their product offerings and open new units. We compete with fast-casual restaurants, specialty restaurants and other retail concepts for prime shop locations. In recent years, competition has increased from food delivery services, which offer meals from a wide variety of restaurants.

Government Regulation

We and our franchisees are subject to various federal, state, and local laws affecting our business. Each of our shops is subject to licensing and regulation by a number of governmental authorities, which may include, among others, health and safety, nutritional menu labeling, health care, environmental and fire agencies in the state, or municipality in which the shop is located. Difficulty in obtaining or failing to obtain the required licenses or approvals could delay or prevent the development of a new shop in a particular area. In addition, we may become subject to legislation and regulations seeking to tax and/or regulate high fat, high calorie and high sodium foods. Additionally, difficulties or inabilities to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing shops.

Our shop operations are also subject to federal and state labor laws, including the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, and the Occupational Safety and Health Act, governing such matters as minimum wages, overtime, fringe benefits, workplace safety and other worker conditions and citizenship requirements. Significant numbers of our food service and preparation personnel are paid at rates related to the applicable minimum wage and further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We and our franchisees may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, as well as discrimination and similar matters.

We and our franchisees are subject to the Americans with Disabilities Act (the "ADA"), which, among other things, requires our shops to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we and our franchisees could be required to expend funds to modify our shops to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Government regulations could affect and change the items we procure for resale. We and our franchisees may also become subject to legislation or regulation seeking to tax and/or regulate sugary beverages and high-fat and high-sodium foods, which could be costly to comply with. Our results can be impacted by tax legislation and regulation in the jurisdictions in which we operate and by accounting standards or pronouncements.

We and our franchisees are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

Our franchising activities are subject to the rules and regulations of the Federal Trade Commission ("FTC") and various state laws regulating the offer and sale of franchises. The FTC's franchise rule and various state laws require that we furnish a franchise disclosure document ("FDD") containing certain information to prospective franchisees and a number of states require registration of the FDD with state authorities. Substantive state laws that regulate the franchisor-franchisee relationship, including in the areas of termination and non-renewal, presently exist in a substantial number of states. We believe that our FDD and franchising procedures comply in all material respects with both the FTC guidelines and the applicable state laws regulating franchising in those states in which we have offered franchises.

See "Risk Factors" in Item 1A for a discussion of risks relating to federal, state and local regulation of our business.

Seasonality

Our business is subject to seasonal fluctuations. Historically, customer spending patterns for our established shops are lowest in the first quarter of the year due to holidays, consumer habits and adverse weather. Other factors also have a seasonal effect on our results. For example, shops located near colleges and universities typically do more business during the academic year. Our quarterly results have been and will continue to be affected by the timing of new shop openings and their associated pre-opening costs. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

Intellectual Property and Trademarks

We regard our "Potbelly" and "Potbelly Sandwich Works" trademarks as having significant value and as being important factors in the marketing of our shops. We have also obtained trademarks for several of our other menu items, such as "A Wreck," and for various advertising slogans, including "Good Vibes, Great Sandwiches," "Feed Your Smile" and "A First Class Dive." We have procedures in place to monitor for potential infringement of our intellectual property, and it is our policy to pursue registration of our intellectual property whenever possible and to oppose vigorously any infringement thereof, taking into account the strength of our claim, likelihood of success, cost and overall business priorities.

We license the use of our registered trademarks to franchisees through franchise agreements. The franchise agreements restrict franchisees' activities with respect to the use of our trademarks and impose quality control standards for the goods and services offered in connection with the trademarks.

Available Information

We maintain a website with the address www.potbelly.com. Potbelly's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with or furnished to the Securities and Exchange Commission (the "SEC"), are publicly available free of charge on the Investor Relations section of our website at investors.potbelly.com as soon as reasonably practicable after these materials are filed with or furnished to the SEC. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. We also use our website as a tool to disclose important information about the company and comply with our disclosure obligations under Regulation Fair Disclosure. Our corporate governance policies, Ethics Code of Conduct and Board committee charters are also posted on the Investor Relations section of Potbelly's website. The information on our website (or any webpages referenced in this Annual Report on Form 10-K) is not part of this or any other report Potbelly files with, or furnishes to, the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider the following factors, which could materially affect our business, financial condition or results of operations. You should read these Risk Factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our consolidated financial statements and the related notes to those statements included in Item 8.

Risks Related to our Business and Industry

We face significant competition for customers and our inability to compete effectively may affect our traffic, sales and shop-level profit margins, which could adversely affect our business, financial condition and results of operations.

The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us with respect to quality and food safety, ambience, service, price, value and location. We compete with national, regional and locally owned limited-service restaurants, fast casual restaurants, and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well established in markets in which we have existing shops or intend to locate new shops. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we have shops. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our customer traffic and may prevent us from increasing or sustaining our revenues and profitability. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. Further, we face growing competition from the supermarket industry, with the improvement of their "convenient meals" in the deli section, and from limited-service and fast casual restaurants, as a result of higher-quality food and beverage offerings by those restaurants. Meal kit delivery companies and other eat-at-home options also present some degree of competition for our shops. In addition, some of our competitors have in the past implemented programs which provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, sales and shop-level profit margins could decline, and our business, financial condition and results of operations would be adversely affected.

Our results depend on effective marketing and advertising, successful new product launches and digital engagement.

Our revenues are heavily influenced by brand marketing and advertising and by our ability to develop and launch new and innovative products. If our marketing and advertising programs are not successful, or we fail to develop commercially successful new menu options, our ability to attract new guests and retain existing guests and our results of operations could be materially adversely affected. Because franchisees contribute to advertising funds based on a percentage of gross sales at their franchised restaurants, advertising fund expenditures generally are dependent upon restaurant sales volumes. If system-wide sales decline, amounts available for our marketing and advertising programs will be reduced unless we contribute to advertising spend, which could adversely affect our results of operations. Also, to the extent we use value offerings in our marketing and advertising programs to drive traffic, the low price offerings may condition our guests to resist higher prices in a more favorable economic environment. In addition, we continue to focus on transforming the restaurant experience through technology and digital engagement to improve our service model and strengthen relationships with customers, including through digital channels, loyalty initiatives, mobile ordering and payment systems, social media engagement, and delivery initiatives. If our digital commerce platforms do not meet customers' expectations in terms of security, privacy, speed, attractiveness or ease of use, customers may be less inclined to return to those platforms, which could negatively impact the same store sales of our brands. Also, utilizing third-party delivery services may not be as profitable as sales directly to our guests and may also introduce food quality and customer satisfaction risks outside of our control. If the third-party delivery services that we utilize cease or curtail their operations, increase their fees or give greater priority or promotions on their platforms to our competitors, our delivery business and our sales may be negatively impacted. The delivery business is also the subject of increased scrutiny from federal, state, and local regulators, which may result in additional costs and expenses that the delivery business may seek to pass through to participating restaurants, including through increased fees.

Our digital business, which has become an increasingly significant part of our business, is subject to risks.

If we do not continue to grow our digital business, it may be difficult for us to achieve our planned sales growth. We rely on some third-party delivery services to fulfill delivery orders and their ordering and payment platforms, or our mobile app or online ordering system, could be interrupted by technological failures, user errors, cyber-attacks or other factors, which could adversely impact sales through these channels and negatively impact our reputation. Our delivery partners are responsible for order fulfillment and errors or failures to make timely deliveries could cause guests to stop ordering from us. Additionally, our delivery partners own the customer data for Potbelly orders placed on their platform and may use such customer data to encourage customers to order from other restaurants or delivery platforms. The third-party restaurant delivery business is intensely competitive, with a number of players competing for market share, online traffic capital, and delivery drivers. If the third-party delivery services that we utilize cease or curtail operations, increase their fees, or give greater priority or promotions on their platforms to our competitors, our delivery business and our sales may be negatively impacted.

Our sales and profit growth could be adversely affected if same store sales are less than we expect.

The level of same store sales, which represent the change in year-over-year sales for company-operated shops open for 15 months or longer, will affect our sales growth and will continue to be a critical factor affecting profit growth. Our ability to increase same store sales depends in part on our ability to successfully implement our initiatives to build sales, including menu expansion and marketing efforts. Such initiatives may not be successful, resulting in our inability to achieve our target same store sales growth or result in negative same store sales, either of which may cause a decrease in sales and profit growth that would adversely affect our business, financial condition or results of operations.

Food safety and food-borne illness concerns may have an adverse effect on our business by reducing demand and increasing costs.

Food safety is a top priority, and we dedicate substantial resources to help ensure that our customers enjoy safe, quality food products. However, food-borne illnesses and food safety issues have occurred in the food industry in the past and could occur in the future. Any report or publicity linking us to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brand and reputation as well as our revenues and profits. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry generally and adversely impact our sales.

Furthermore, our reliance on external food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single shop. We cannot assure that all food items are properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled or contaminated and should not be used in our shops. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some shops. Furthermore, any instances of food contamination, whether or not at our shops, could subject us or our suppliers to a food advisory, recall or withdrawal pursuant to the Food Safety Modernization Act.

We have limited control with respect to the operations of our franchisees which could have a negative impact on our business.

Our franchisees are obligated to operate their shops according to our specific guidelines. We generate revenues in the form of royalties, fees and other amounts from our franchisees and our operating results are closely tied to their success. We also provide training opportunities to these franchisees to integrate them into our operating strategy. However, since we do not have control over these shops, we cannot ensure that there will not be differences in product quality, operations, marketing or profitably or that there will be adherence to all of our guidelines at these shops. The failure of these shops to operate effectively could adversely affect our cash flows from those operations or have a negative impact on our reputation or our business.

We cannot control many factors that impact the profitability of our franchisees. If sales trends or economic conditions worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures, delayed or reduced payments to us of royalties, advertising contributions, rents and, delayed or reduced payments for our menu items and supplies.

In addition, franchisees may not have access to the financial or management resources that they need to open the shops contemplated by their agreements with us or be able to find suitable sites on which to develop them, or they may elect to cease development for other reasons. Franchisees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and governmental approvals or meet construction schedules. Any of these problems could slow our growth from franchise operations and reduce our franchise revenues. Additionally, financing from banks and other financial institutions may not always be available to franchisees to construct and open new shops. The lack of adequate financing could adversely affect the number and rate of new shop openings by our franchisees and adversely affect our future franchise revenues.

Any operational shortcoming of a franchise operated shops are likely to be attributed by customers to the entire brand and may be shared widely through social media, thus damaging the brand's reputation and potentially affecting our revenues and profitability. We may not be able to identify problems and take effective action quickly enough and, as a result, our image and reputation may suffer, and our franchise revenues and results of operations could decline.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases, and the costs of exiting leases at shops we have closed or may close in the future may be greater than we estimate.

We do not own any real property and all of our company-operated shops are located on leased premises. Payments under our company-operated shops' leases account for a significant portion of our operating expenses, and we expect that new company-operated shops in the future will also be leased. The leases for our shop locations generally have initial terms of ten years and typically provide for two renewal options in five-year increments as well as for rent escalations. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If we close a shop, we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close shops in desirable locations. For further details on the significance of occupancy costs to our profitability, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations-Fiscal year 2024 (52 Weeks) Compared to Fiscal year 2023 (53 Weeks)-Revenues" in Item 7.

We may sublease or assign properties and face future liability if subtenants or assignees default or incur contingent liabilities.

For the underperforming shops we have closed, we have negotiated lease termination agreements on terms that are acceptable to us for a majority of them. However, in some cases we may seek to either assign leases and retain contingent liability for rent and other lease obligations or to retain the tenant's obligations under the lease and sublease the shop premises to a third party. But we may be unable to enter into such arrangements on acceptable terms, and even if we do, such arrangements may result in our incurring liabilities and expenses in future periods. The rent payments that we receive from subtenants may be less than our rent obligations under the leases. Under these circumstances, we would be responsible for any shortfall.

Risks Related to our Growth and Business Strategy

Identifying, opening and operating new shops and improving existing shops entails numerous risks and uncertainties.

Our shop model is designed to generate strong cash flow, attractive shop-level financial results and high returns on investment. Our current strategy is to close underperforming shops and continue with our limited rate of company-operated shop growth. We may not be able to open our planned new shops on a timely basis, if at all, given the uncertainty of numerous factors, including the location of our current shops, demographics and traffic patterns. In the past, we have experienced delays in opening some shops and that could happen again. Delays or failures in opening new restaurants could adversely affect our business and results of operations.

The number and timing of new shops opened during any given period may be negatively impacted by a number of factors including, without limitation:

- the identification and availability of attractive sites for new shops and the ability to negotiate suitable lease terms;
- anticipated commercial, residential and infrastructure development near our new shops;
- the proximity of potential sites to an existing shop;
- the cost and availability of capital to fund construction costs and pre-opening expenses;
- our ability to control construction and development costs of new shops;
- recruitment and training of qualified operating personnel in the local market;
- our ability to obtain all required governmental permits, including zoning approvals, on a timely basis;

- competition in new markets, including competition for appropriate sites;
- unanticipated increases in costs, any of which could give rise to delays or cost overruns; and
- avoiding the impact of inclement weather, natural disasters and other calamities.

If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be harmed.

In addition, we continue to improve our existing shops through remodels, upgrades, and regular upkeep. If the costs associated with remodels, upgrades, or regular upkeep are higher than anticipated, shops are closed for remodeling for longer periods than planned, or remodeled shops do not perform as expected, we may not realize our projected return on investment, which could have a material negative effect on our operating results.

Our expansion into new markets may present increased risks.

In connection with our growth initiatives, we may open shops in markets where we have little or no operating experience. Shops we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than shops we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our values. We may also incur higher costs from entering new markets if, for example, we assign area managers to manage comparatively fewer shops than we assign in more developed markets. As a result, these new shops may be less successful or may achieve target shop-level profit margins at a slower rate. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be adversely affected.

New shops, once opened, may not be profitable, and the results that we have experienced in the past may not be indicative of future results.

Our results have been, and in the future may continue to be, significantly impacted by the timing of new shop openings (often dictated by factors outside of our control), including associated shop pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new shops. We typically incur the most significant portion of pre-opening expenses associated with a given shop within the five months immediately preceding and the month of the opening of the shop. Our experience has been that labor and operating costs associated with a newly opened shop for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. Our new shops commonly take 8 to 12 weeks to reach planned operating levels due to inefficiencies typically associated with new shops, including the training of new personnel, lack of market awareness, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation, distribution and training of new personnel, which may impact the profitability of those shops. Accordingly, the volume and timing of new shop openings may have a meaningful impact on our profitability.

Although we target specified operating and financial metrics, new shops may not meet these targets or may take longer than anticipated to do so. Any new shops we open may not be profitable or achieve operating results similar to those of our existing shops. If our new shops do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected same store sales, our business, financial condition or results of operations could be adversely affected.

Opening new shops in existing markets may negatively affect sales at our existing shops.

The consumer target area of our shops varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new shop in or near markets in which we already have shops could adversely affect the sales of those existing shops. Existing shops could also make it more difficult to build our consumer base for a new shop in the same market. Our business strategy does not entail opening new shops that we believe will materially affect sales at our existing shops, but we may selectively open new shops in and around areas of existing shops that are operating at or near capacity to effectively serve our customers. Sales cannibalization between our shops may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, adversely affect our business, financial condition or results of operations.

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes a combination of new shops and increasing same store sales. Our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations.

Our inability to successfully implement our business strategy, including expansion of our franchising efforts, could negatively impact our business and future profitability and growth.

We strive to grow profitability and create value for our stockholders through a strategy of continued excellence in shop-level execution, increasing brand awareness and expansion of our franchising efforts. There are, however, risks associated with identifying, opening and operating new shops, increased costs in brand marketing, re-franchising our company-operated shops, and signing new franchisees, and if we do not successfully implement our business strategy, it could negatively impact our business and our future profitability and growth.

Our initiatives to increase sales and traffic, including menu optimization, off-premise sales options and increased marketing and brand awareness programs may not positively affect sales or improve our results of operations.

We cannot assure that we will be able to successfully implement our initiatives, including the expansion of our franchising efforts. Further, our ability to achieve the anticipated benefits of these initiatives within expected timeframes is subject to many estimates and assumptions, which are, in turn, subject to significant economic, competitive and other uncertainties, some of which are beyond our control. There is no assurance that we will successfully implement, or fully realize the anticipated positive impact of, our initiatives, or execute successfully on strategy, in the expected timeframes or at all. In addition, there can be no assurance that our efforts, if properly executed, will result in our desired outcome of improved financial performance.

Our push to a more fully franchised business model presents a number of disadvantages and risks.

Our future prospects depend on our ability to attract new franchisees for our brand that meet our criteria and the willingness and ability of franchisees to open restaurants in existing and new markets. We may be unable to identify franchisees who meet our criteria, or franchisees we identify may not successfully implement their expansion plans. Our push to a nearly fully franchised business model presents a number of other drawbacks, such as limited influence over franchisee operations, limited ability to facilitate changes in restaurant ownership, limitations on enforcement of franchise obligations due to bankruptcy or insolvency proceedings, and reliance on franchisees to participate in our strategic initiatives. While we can mandate certain strategic initiatives through enforcement of our franchise agreements, we will need the active support of our franchisees if the implementation of these initiatives is to be successful. The failure of franchisees to support our marketing programs and strategic initiatives could adversely affect our ability to implement our business strategy and could materially harm our business, results of operations and financial condition. On occasion we have encountered, and may in the future encounter, challenges in receiving specific financial and operational results from our franchisees in a consistent and timely manner, which can negatively impact our business and operating results. Our competitors that have a significantly higher percentage of company-operated shops than we do may have greater influence over their respective restaurant systems and greater ability to implement operational initiatives and business strategies, including their marketing and advertising programs. Additionally, the ability of our franchisees and prospective franchisees to obtain financing for development of new restaurants or reinvestment in existing restaurants depends in part upon financial and economic conditions beyond their control. If our franchisees are unable to obtain financing on acceptable terms or otherwise do not devote sufficient resources to develop new restaurants or reinvest in existing restaurants, our business and financial results could be adversely affected. Also, investments in restaurant remodels and upgrades by franchisees and us may not have the expected results with respect to consumer sentiment, increased traffic or return on investment. As part of our growth strategy, we may enter into transactions that either increase or decrease the number of Company-owned shops, including purchases of existing shops, construction of new shops or refranchising existing company-operated shops. Our failure to successfully execute these transactions could have an adverse effect on our operating results and could cause our stock price to decline.

The success of our franchisees is important to our future growth.

We have a significant percentage of system-wide shops owned and operated by our franchisees. While our franchise agreements are designed to require our franchisees to maintain brand consistency, the franchise relationship reduces our direct day-to-day oversight of these restaurants and may expose us to risks not otherwise encountered if we maintained ownership and control. Our reputation and financial results may be negatively impacted by: franchisee defaults in their obligations to us; limitations on our ability to enforce franchise obligations due to bankruptcy proceedings or differences in legal remedies in varying jurisdictions; franchisee failures to participate in business strategy changes due to financial constraints; franchisee failures to meet obligations to pay employees; and franchisees' failure to comply with food quality and preparation requirements.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If our selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be negatively affected.

New information or attitudes regarding diet and health could result in changes in regulations and consumer eating habits that could adversely affect our revenues.

Regulations and consumer eating habits may change because of new information or attitudes regarding diet, health and safety. These changes may include regulations and recommendations from medical and diet professionals pertaining to the ingredients and nutritional content of our menu items at our restaurants. For example, a number of states, counties and cities are enacting menu-labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to guests or restrict the sales of certain types of ingredients in restaurants. The success of our restaurant operations is dependent, in part, upon our ability to respond effectively to changes in consumer health and disclosure regulations and to adapt our menu offerings to trends in eating habits. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or remove certain menu items. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer demand and have an adverse impact on our revenues.

Evolving consumer preferences and tastes may adversely affect our business.

Our continued success depends on our ability to attract and retain customers. Our financial results could be adversely affected by: a shift in consumer spending away from outside-the-home food (such as the disruption caused by online commerce that results in reduced foot traffic to "brick & mortar" retail stores); lack of customer acceptance of new products (including due to price increases necessary to cover the costs of new products or higher input costs), brands and platforms (such as features of our mobile technology, changes in our loyalty rewards programs and our delivery or catering services initiatives); or customers reducing their demand for our current offerings as new products are introduced. In addition, some of our products contain nuts, dairy products, sugar and other compounds and allergens, the health effects of which are the subject of public and regulatory scrutiny, including the suggestion of linkages to a variety of adverse health effects. There is increasing consumer awareness of health risks, including obesity, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. While we have a variety of items, including items that have reduced calories, an unfavorable report on the health effects of compounds present in our products, whether accurate or not, imposition of additional taxes on certain types of food and beverage components, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our products and could materially harm our business and results of operations.

Our ability to raise capital in the future may be limited, which could make us unable to fund our capital requirements.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We may engage in merger and acquisition activities or strategic partnerships, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.

As part of our business strategy to grow our business, we may in the future make investments or acquisitions in, or enter into strategic partnerships with, other companies. The identification of suitable acquisition or partnership candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions or partnerships on favorable terms, if at all. We may encounter difficult or unforeseen expenditures in integrating an acquisition or partnership. In addition, if we fail to successfully integrate such acquisitions, assets, technologies, or personnel associated with such acquisitions or partnerships into our company, the business and results of operations of the combined company would be adversely affected.

We may not successfully evaluate or utilize the acquired assets and accurately forecast the financial impact of an acquisition or partnership transaction, including accounting charges. We may have to pay cash for any such acquisition or partnership which would limit other potential uses for our cash. If we incur debt to fund any such acquisition or partnership, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions or partnerships, existing stockholders' ownership would be diluted.

Risks Related to Macroeconomic and Industry Conditions

Local conditions, adverse weather conditions, natural disasters, acts of violence, terrorism or civil unrest, could adversely affect our business.

Certain of the regions in which we operate have been, and may in the future be, subject to adverse local conditions, events, terrorist attacks, adverse weather conditions, or natural disasters, such as earthquakes, floods, hurricanes and wildfires. Any of the foregoing events may result in physical damage, temporary or permanent closure, lack of an adequate work force, or temporary or long-term disruption in the supply of food, beverages, electric, water, sewer and waste disposal services necessary for our shops to operate. Depending upon its magnitude, any of the foregoing could severely damage our shops and/or adversely affect our business, results of operations or financial condition. We currently maintain property insurance and business interruption insurance covering all locations in which we are the primary lessee. However, if there is a major disaster, such coverage may not be adequate. In addition, upon the expiration of our current insurance policies, adequate insurance coverage may not be available at reasonable rates, or at all. We have disaster recovery procedures and business continuity plans in place to address most events of a crisis nature (including hurricanes and other natural disasters) including back up and off-site locations for recovery of electronic and other forms of data and information. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital functions, tardiness in required reporting and compliance, failures to adequately support shop operations and other breakdowns in normal communication and operating procedures that may have a material adverse effect on our business, results of operations, financial condition and exposure to administrative and other legal claims.

Increased commodity, energy and other costs could decrease our shop-level profit margins or cause us to limit or otherwise modify our menus, which could adversely affect our business.

Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, proposed tariffs, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or acts of war, terrorism or other hostilities, including the war between Russia and Ukraine and the conflict between Israel and Palestine. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and shop-level profit margins. We enter into certain forward pricing arrangements with our suppliers from time to time, which may result in fixed or formula-based pricing with respect to certain food products. See "Quantitative and Qualitative Disclosures about Market Risk-Commodity Price Risk" in Item 7A. However, these arrangements generally are relatively short in duration and may provide only limited protection from price changes, and the extent to which we use these arrangements varies substantially from time to time. In addition, the use of these arrangements may limit our ability to benefit from favorable price movements.

Our profitability is also adversely affected by increases in the price of utilities, such as natural gas, whether as a result of commodity inflation, shortages or interruptions in supply, or otherwise. Our profitability is also affected by the costs of insurance, labor, marketing, taxes and real estate, all of which could increase due to inflation, changes in laws, competition or other events beyond our control. Our ability to respond to increased costs by increasing menu prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and customers. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect our performance.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

We are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

We have a limited number of suppliers for our major products and rely on a distribution network with a limited number of distribution partners for the majority of our national distribution programs in the U.S. If our suppliers or distributors are unable to fulfill their obligations under their contracts, it could harm our operations.

We have a limited number of suppliers for our major products, such as bread. In 2024, we purchased almost all of our bread from one supplier, Campagna-Turano Bakery, Inc., and more than 90% of our meat products from 10 suppliers. In addition, we contract with a distribution network with a limited number of distribution partners located throughout the nation to provide the majority of our food distribution services in the U.S. Through our arrangement, our food supplies are largely distributed through six primary distributors. Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs. See "Business-Sourcing and Supply Chain" in Item 1.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate key members of our senior leadership team. We currently have employment agreements in place with all of the members of our senior leadership team. The loss of the services of any of these executive officers or other key employees could have a material adverse effect on our business and plans for future development. In addition, we may have difficulty finding appropriate replacements and our business could suffer. We also do not maintain any key person life insurance policies for any of our employees.

Inability to attract, train and retain top-performing personnel could adversely impact our financial results, business and ability to operate our shops.

We believe that our continued success will depend, in part, on our ability to attract, motivate and retain a sufficient number of qualified managers and the services of skilled personnel. A sufficient number of qualified individuals may be in short supply in some communities. Competition in these communities for qualified staff and significant improvement in regional or national economic conditions could increase the difficulty of attracting and retaining qualified individuals and could result in the need to pay higher wages and provide greater benefits. The loss of the services of, or our inability to attract and retain, such personnel could have a material adverse effect on our business, including reduced restaurant operating hours and decreased product quality. We believe good managers and staff are a key part of our success and devote significant resources to recruiting and training our restaurant managers and staff. We aim to reduce turnover among our restaurant staff and managers in an effort to retain top performing employees and better realize our investment in training new employees. Any failure to do so may adversely impact our operating results by increasing training costs and making it more difficult to deliver outstanding customer service, which could have a material adverse effect on our financial results. Additionally, any inability to recruit and retain qualified individuals could delay the planned openings of new shops and could adversely impact our existing shops. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in shop openings could adversely affect our business and results of operations.

Unionization activities, employment-related claims or labor disputes may disrupt our operations and affect our profitability.

Although none of our employees are currently covered under collective bargaining agreements, union organizers have engaged in efforts to organize our employees and those of other restaurant companies and our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs.

As an employer, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, pay transparency, labor standards or healthcare and benefit issues many of which vary state-by-state and can be difficult to administer and monitor Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or could adversely affect our business, financial condition or results of operations.

If we are unable to staff and retain qualified restaurant management and operating personnel in an increasingly competitive market, we may be unable to effectively operate and grow our business and revenues, which could materially adversely affect our financial performance.

Similar to the broader economy, we are experiencing labor shortfalls relative to our sales levels in certain parts of our workforce. If we are unable to attract and retain qualified people, our restaurants could be short staffed, we may be forced to incur overtime expenses, and our ability to operate and expand our concepts effectively and to meet our customers' demand could be limited, any of which could materially adversely affect our financial performance.

Risks Related to Information Technology Systems, Cybersecurity and Data Privacy

If we are unable to protect the personal information that we gather or fail to comply with privacy and data protection laws and regulations, we could be subject to civil and criminal penalties, suffer reputational harm and incur substantial costs.

In the ordinary course of our business, we collect, process, transmit, and retain personal information regarding our employees, our franchisees and their employees, vendors, contractors, and consumers, which can include social security numbers, social insurance numbers, banking and tax identification information, health care information, and credit card information, and our franchisees collect similar information. In recent years we expanded our development and management of our mobile app and online ordering platform. While our deployment of such technology facilitates our primary goals of generating incremental sales and improving operations at our franchisees' restaurants as well as additional customer awareness and interest in our shops, such deployment also means that we are collecting and entrusted with additional personal information, including geo-location tracking information, about our customers.

In connection with the collection and retention of this information, we are subject to legal and compliance risks and associated liability related to privacy and data protection requirements. Due to enhanced scrutiny from the general public, data privacy regulations as well as their interpretations and criteria for enforcement, continue to be subject to frequent change, and there are likely to be other jurisdictions that propose or enact new or emerging data privacy requirements in the future. The complexity of these privacy and data protection laws may result in significant costs arising from compliance and from any non-compliance, whether or not due to our negligence, and could affect our brand reputation and our results of operations.

In addition, to the extent that we are not in compliance with any data security laws or experience a major breach, theft, or loss of personal information that is held by us, or third parties on our behalf (whether or not due to our failure to comply with data security rules and standards), we could be subject to substantial fines, penalties, indemnification claims, and potential litigation against us which could negatively impact our results of operations and financial condition. As a result of any breach, we may incur additional capital expenditures arising from additional security technologies, personnel, experts, and credit monitoring services for those whose data has been breached. These costs, which could be material, could adversely impact our results of operations during the period in which they are incurred. Furthermore, negative publicity regarding a breach or potential security vulnerabilities in our systems or those of our franchisees or vendors (even if no breach has been attempted or has occurred), could adversely affect the reputation of our brand and acceptance of our digital engagement with our customers which in turn could adversely affect our future results of operations.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including POS systems at our shops. In addition, we are increasingly relying on cloud computing and other technologies that result in third parties holding customer information on our behalf. Our operations depend upon our and our third-party vendors' ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. In addition, an increasing number of transactions are processed through our mobile application. Disruptions, failures or other performance issues with such customer facing technology systems could impair the benefits such systems provide to our business and negatively impact our relationship with our customers.

Security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

Any intentional attack or an unintentional event that results in unauthorized access to systems to disrupt operations, corrupt data or steal or expose confidential information or intellectual property that compromises the information of our customers or employees could result in widespread negative publicity, damage to our reputation, a loss of customers, disruption of our business and legal liabilities. As our reliance on technology has grown, the scope and severity of risks posed to our systems from cyber threats has increased. The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until attacks are launched or have been in place for a period of time. The rapid evolution and increased adoption of artificial intelligence technologies amplifies these concerns. We continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, malware and other events that could have a security impact; however, there can be no assurance that these or any measures will be effective.

Additionally, the majority of our sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers' confidential or personal information and credit or debit card information. Most states have also enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. In connection with credit card sales, we transmit confidential credit card information by way of secure private retail networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation, and liability, and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

Additionally, the California Privacy Act of 2018, which became effective on January 1, 2020, provides a new private right of action for data breaches and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices and allow consumers to opt out of certain data sharing with third parties. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on our business.

We maintain disclosure controls and procedures to ensure we will timely and sufficiently notify our investors of material cybersecurity risks and incidents, including the associated financial, legal or reputational consequences of such an event. In addition, we maintain policies and procedures to prevent directors, senior officers and other corporate insiders from trading stock after being made aware of a material cybersecurity incident and to control the distribution of information about cybersecurity events that could constitute material nonpublic information about Potbelly; however, we cannot be certain that a corporate insider who becomes aware of a material cybersecurity incident does not undertake to buy or sell Potbelly stock before information about the incident becomes publicly available.

Our inability or failure to execute on a comprehensive business continuity plan at our restaurant support centers following a disaster or force majeure event could have a material adverse impact on our business.

Many of our corporate systems and processes and corporate support for our restaurant operations are centralized at one location. We have disaster recovery procedures and business continuity plans in place to address crisis-level events, including hurricanes and other natural disasters, and back up and off-site locations for recovery of electronic and other forms of data and information, and events like the COVID-19 pandemic have provided a limited test of our ability to manage our business remotely. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims. In addition, these threats are constantly evolving, which increases the difficulty of accurately and timely predicting, planning for and protecting against the threat. As a result, our disaster recovery procedures and business continuity plans may not adequately address all threats we face or protect us from loss.

Risks Related to Legislation and Regulations

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and changes in consumer eating habits resulting from shifting attitudes regarding diet and health or new information regarding changes in the health effects of consuming our menu offerings may impact our business. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

For example, PPACA establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. In addition, a number of states, counties, and cities have enacted menu labeling laws imposing requirements for additional menu disclosure, such as sodium content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium from our menu offerings or switch to higher cost ingredients or may hinder our ability to operate in certain markets. If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depend, to a significant extent, on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards.

We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986, and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, scheduling notification requirements, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. For example, the state of Illinois approved a minimum wage increase that became effective on January 1, 2022 which increased the minimum wage to $12.00 per hour. As other jurisdictions implement minimum wage increases, we expect our business labor costs will continue to increase. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. Our distributors and suppliers could also be affected by higher minimum wages, financial condition benefit standards and compliance costs, which could result in higher costs for goods and results services supplied to us. Additionally, our ability to optimize our labor to meet our profitability goals is heavily dependent on precise workforce planning, which is impacted by laws related to wage and hour violations or predictive scheduling ("fair workweek") in many of the markets that we operate and could be further impacted as more jurisdictions adopt such regulations.

We are subject to the ADA, which, among other things, requires our shops to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our shops to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Government regulations could also affect and change the items we procure for resale such as commodities.

Our franchising activities are subject to federal rules and regulations administered by the U.S. Federal Trade Commission and laws enacted by a number of states. In particular, we are subject to federal and state laws regulating the offer and sale of franchises, as well as judicial and administrative interpretations of such laws. Such laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises and may also apply substantive standards to the relationship between franchisor and franchisee, including limitations on the ability of franchisors to terminate franchises and alter franchise arrangements. Failure to comply with new or existing franchise laws, rules, and regulations in any jurisdiction or to obtain required government approvals could negatively affect our ability to grow or expand our franchise business and sell franchises.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance costs and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Failure to obtain and maintain required licenses and permits or to comply with food control regulations could lead to the loss of our food service licenses and, thereby, harm our business.

Restaurants are required under various federal, state and local government regulations to obtain and maintain licenses, permits and approvals to operate their businesses, and such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing shops and delay or result in our decision to cancel the opening of new shops, which would adversely affect our business.

Restaurant companies have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants.

Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our shops, including actions seeking damages resulting from food-borne illness or accidents in our shops. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos and the unique ambiance of our shops. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties' intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management's attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future results of operations.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

Risks Related to our Indebtedness

Limitations in our Revolving Facility may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, our liquidity and results of operations could be harmed.

On February 7, 2024, we entered into a credit agreement (the "Credit Agreement") with Wintrust Bank, N.A., as administrative agent (the "Agent"). The Revolving Facility Credit Agreement provides for a revolving loan facility with an aggregate commitment of $30 million (the "Revolving Facility"). The Revolving Facility places certain conditions on us, including that it may:

- limit our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;
- make us more vulnerable to increases in interest rates, as borrowings under the Revolving Facility are at variable rates; and
- limit our ability to obtain additional financing in the future for working capital or other purposes.

The Revolving Facility places certain limitations on our ability to incur additional indebtedness and, among other things, our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure and to guarantee certain indebtedness. The Revolving Facility also places certain restrictions on the payment of dividends and distributions. These restrictions limit or prohibit, among other things, our ability to:

- make certain restricted payments including, pay dividends on, redeem or repurchase our stock;
- incur additional indebtedness;
- create or incur liens;
- make certain dispositions, acquisitions or investments;
- merge or consolidate with or into other companies or undergo certain other fundamental changes;
- enter into swap transactions;
- enter into certain sale and leaseback transactions; and
- enter into certain transactions with our affiliates.

Failure to comply with certain covenants or the occurrence of a change of control under Revolving Facility could result in the acceleration of our obligations under the Credit Agreement, which could harm our business, liquidity, capital resources and results of operations.

The Revolving Facility requires that we and our subsidiaries maintain compliance with certain minimum fixed charge coverage ratios and maximum consolidated leverage ratios as set forth in the agreement. Changes in our financial performance with respect to certain financial ratios may increase our interest rates and failure to comply with these covenants could result in a default and an acceleration of our obligations under the Revolving Facility, which would harm our business, liquidity, capital resources and results of operations.

We may be unable to obtain additional debt or other financing on favorable terms or at all.

There are inherent risks in our ability to borrow. Our lenders may be unable to lend to us or tighten their lending standards, which could make it more difficult for us to refinance our existing indebtedness or to obtain other financing on favorable terms or at all. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, failures of significant financial institutions or other events could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged, which could harm our business, liquidity, capital resources and results of operations. Such measures could include deferring capital expenditures (including the opening of new restaurants) and reducing or eliminating other discretionary uses of cash.

General Risk Factors

Economic conditions in the United States could materially affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. During periods of economic downturn, continuing disruptions in the overall economy, including the impacts of high unemployment and financial market volatility and unpredictability, may cause a related reduction in consumer confidence, which could negatively affect customer traffic and sales throughout our industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices and disposable consumer income affect discretionary consumer spending. If economic conditions worsen and our customers choose to dine out less frequently or reduce the amount they spend on meals while dining out, customer traffic could be adversely impacted. If negative economic conditions persist for a long period of time or become pervasive, consumer changes to their discretionary spending behavior, including the frequency with which they dine out, could be more permanent. The U.S. economy is likely to be affected by many national and international factors that are beyond our control. If sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Prolonged negative trends in shop sales could cause us to, among other things, reduce the number and frequency of new shop openings, close shops or delay remodeling of our existing shops or take asset impairment charges.

Because many of our shops are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

Our financial performance is highly dependent on shops located in Illinois, Texas, Michigan, Washington, D.C. and Virginia, which comprised approximately 63% of our total domestic company-operated shops as of December 29, 2024. Shops located in the Chicago metropolitan area comprised approximately 27% of our total domestic shops as of such date. As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In addition, given our geographic concentrations, negative publicity regarding any of our shops in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, or natural or man-made disasters.

In particular, adverse weather conditions, such as regional winter storms, floods, severe thunderstorms and hurricanes, could negatively impact our results of operations. Temporary or prolonged shop closures may occur, and customer traffic may decline due to the actual or perceived effects of future weather-related events.

Damage to our reputation or lack of acceptance of our brand in existing or new markets could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high quality of our food, service and staff, as well as on our unique culture and the ambience in our shops, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer, and our business could be adversely affected if customers perceive a reduction in the quality of our food, service or staff, or an adverse change in our culture or ambience, or otherwise believe we have failed to deliver a consistently positive experience.

We may be adversely affected by news reports, social media, or other negative publicity (regardless of their accuracy), regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our shops, restaurants operated by other foodservice providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be completely eliminated or mitigated and may materially harm our results of operations and result in damage to our brand.

Our inability or failure to recognize, respond to and effectively manage the immediacy of social media could have a material adverse impact on our business.

There has been a marked increase in the use of social media platforms, including blogs, social media websites and other forms of Internet-based communications which allows individual access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In sum, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information's accuracy.

Additionally, use of social media is an important element of our marketing efforts. New social media and internet-based communication platforms are developing rapidly, and we need to continuously innovate and evolve our marketing strategies to maintain our brand relevance and broad appeal to guests. We also continue to invest in other digital marketing initiatives to reach our guests and build their awareness of, engagement with, and loyalty to us, including our "Potbelly Perks" reward program. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues, increased customer engagement or brand recognition. Other risks associated with our use of social media and internet-based communication platforms include platforms and business partners who experience challenges, improper disclosure of proprietary information, negative comments about us, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information. The inappropriate use of social media by our guests or employees could lead to litigation or result in negative publicity that could damage our reputation.

Our marketing programs may not be successful.

We intend to continue to invest in marketing efforts that we believe will attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, if these initiatives are not successful, we may engage in additional promotional activities to attract and retain customers, including buy-one get-one offers and other offers for free or discounted food, and any such additional promotional activities could adversely impact our results of operations.

We also plan to continue to emphasize mobile and other digital ordering, delivery and pick-up orders, and catering. These efforts may not succeed to the degree we expect or may result in unexpected operational challenges that adversely impact our costs. We may also seek to introduce new menu items that may not generate the level of sales we expect. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to. Should our competitors increase spending on marketing and advertising, or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

Our business is subject to seasonal fluctuations.

Historically, customer spending patterns for our established shops are lowest in the first quarter of the year due to holidays, consumer habits and adverse weather. Other factors also have a seasonal effect on our results. For example, shops located near colleges and universities typically do more business during the academic year. Our quarterly results have been and will continue to be affected by the timing of new shop openings and their associated pre-opening costs. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

Changes to estimates related to our property, right-of-use assets for operating leases and equipment or operating results that are lower than our current estimates at certain shop locations may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual shop operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated forecasted shop cash flows are compared to its carrying value. If the carrying value exceeds the estimated forecasted shop cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset group. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. We have experienced significant impairment charges in past years. If future impairment charges are significant, our reported operating results would be adversely affected.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S., and our operations, plans and results are affected by various tax initiatives in the U.S. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

We have experienced and continue to experience labor cost inflation. If we are unable to offset higher labor costs, our cost of doing business will significantly increase, which could materially adversely impact our financial performance.

Increases in minimum wages and minimum tip credit wages, extensions of personal and other leave policies, other governmental regulations affecting labor costs and a diminishing pool of potential staff members when the unemployment rate falls and legal immigration is restricted, especially in certain localities, could significantly increase our labor costs and make it more difficult to fully staff our restaurants, any of which could materially adversely affect our financial performance. If the United States federal government (or local jurisdictions) significantly increase the minimum wage and tip credit wage (or eliminate the tip credit wage) and require significantly more mandated benefits than what is currently required under applicable law, our labor costs may increase. In addition to increasing the overall wages paid to our minimum wage and tip credit wage earners, these increases create pressure to increase wages and other benefits paid to other staff members who, in recognition of their tenure, performance, job responsibilities and other similar considerations, historically received a rate of pay exceeding the applicable minimum wage or minimum tip credit wage. Because we employ a large workforce, any wage increases and/or expansion of benefits mandates will have a particularly significant impact on our labor costs. Our vendors, contractors and business partners are similarly impacted by wage and benefit cost inflation, and many have or will increase their price for goods, construction and services in order to offset their increasing labor costs.

Our labor expenses include significant costs related to our health benefit plans. Health care costs continue to rise and are especially difficult to project. Material increases in costs associated with medical claims, or an increase in the severity or frequency of such claims, may cause health care costs to vary substantially from year-over-year. Given the unpredictable nature of actual health care claims trends, including the severity or frequency of claims, in any given year our health care costs could significantly exceed our estimates, which could materially adversely affect our financial performance. Any significant changes to the healthcare insurance system could impact our healthcare costs. Material increases in healthcare costs could materially adversely affect our financial performance. While we try to offset labor cost increases through price increases, more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that these efforts will be successful. If we are unable to effectively anticipate and respond to increased labor costs, our financial performance could be materially adversely affected.

Failure of our internal control over financial reporting could adversely affect our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The identification of a material weakness could indicate a lack of controls adequate to generate accurate financial statements that, in turn, could cause a loss of investor confidence and decline in the market price of our common stock. We cannot assure you that we will be able to timely remediate any material weaknesses that may be identified in future periods or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure you that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Risks Related to Environmental Social and Governance Issues

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters, that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the Nasdaq Stock Market and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters and related disclosures. These changing rules, regulations and stakeholder expectations may result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's recently proposed climate-related reporting requirements. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Risks Related to Ownership of Our Common Stock

Our *business could be negatively affected as a result of actions of activist stockholders.*

From time to time, we may be subject to proposals by stockholders urging us to take certain corporate action. If activist stockholder activities ensue, our business could be adversely impacted because:

- responding to actions by activist stockholders can be costly and time-consuming and divert the attention of our management and employees;
- perceived uncertainties as to our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners; and
- pursuit of an activist stockholder's agenda may adversely affect our ability to effectively implement our business strategy and create additional value for our stockholders.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The stock market in general has been highly volatile, and this may be especially true for our common stock given our growth strategy and stage of development. As a result, the market price of our common stock is likely to be similarly volatile. You may experience a decrease, which could be substantial, in the value of your stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of your investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this Annual Report and others such as:

- actual or anticipated fluctuations in our quarterly or annual operating results and the performance of our competitors;
- publication of research reports by securities analysts about us, our competitors or our industry;
- our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;
- additions and departures of key personnel;
- sales, or anticipated sales, of large blocks of our stock or of shares held by our stockholders, directors or executive officers;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
- the passage of legislation or other regulatory developments affecting us or our industry;
- speculation in the press or investment community, whether or not correct, involving us, our suppliers or our competitors;
- changes in accounting principles;
- litigation and governmental investigations;
- terrorist acts, acts of war or periods of widespread civil unrest;
- a food-borne illness outbreak;
- severe weather, natural disasters and other calamities; and
- changes in general market and economic conditions.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

- restrictions on the ability of our stockholders to fill a vacancy on the board of directors;
- our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the inability of our stockholders to call a special meeting of stockholders;
- the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors;
- advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us; and
- our bylaws may only be amended by the affirmative vote of the holders of at least 2/3 of the voting power of outstanding shares of our capital stock entitled to vote generally in the election of directors or by our board of directors.

Section 203 of the Delaware General Corporation Law may affect the ability of an "interested stockholder" to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an "interested stockholder." An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation.

It is not possible to predict the aggregate proceeds resulting from sales made under the Sales Agreement.

On November 3, 2021, we entered into an equity sales agreement (the "Sales Agreement") with William Blair & Company, L.L.C. (the "Sales Agent"), pursuant to which we may issue and sell from time-to-time shares of our common stock having an aggregate offering price of up to $40 million through the Sales Agent (the "At-the-Market Offering"). Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to deliver a placement notice to the Sales Agent at any time throughout the term of the Sales Agreement. The number of shares that are sold through the Sales Agent after delivering a placement notice will fluctuate based on a number of factors, including the market price of our common stock during the sales period, the limits we set with the Sales Agent in any applicable placement notice, and the demand for our common stock during the sales period. Because the price per share of each share sold will fluctuate during the sales period, it is not currently possible to predict the aggregate proceeds to be raised in connection with those sales.

We may not be able to access sufficient funds under the Sales Agreement when needed.

The Sales Agent is only obligated to act as our agent in the sale of shares pursuant to the Sales Agreement on a commercially reasonable efforts basis and subject to certain conditions set forth in the Sales Agreement. Therefore, we may not in the future, have access to the full amount available to us under the Sales Agreement. Any amounts we sell under the Sales Agreement may not satisfy all of our funding needs, even if we are able and choose to sell and issue all of our common stock currently registered.

Because we have no plans to pay regular cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our Term Loan. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our dedication to maintaining the trust and confidence of our customers, franchisees, and employees is fundamental to our operations. This commitment is reflected in our cybersecurity program, which encompasses policies, standards, processes, and practices and is fully integrated into our Corporate Security Policy and Enterprise Risk Management Program. Our Cybersecurity Program promotes a proactive and resilient approach to protecting the integrity, confidentiality, and availability of our systems and data.

We utilize multiple information systems, including accounting software, customer relationship management solutions, our mobile app, online ordering platforms, point-of-sale software and data warehouse. In the ordinary course of business, we collect, and our franchisees may collect confidential information.

To protect the information that we gather and the availability of our IT systems from cybersecurity threats, we have an ongoing cybersecurity risk mitigation program, which includes continuous detection, prevention and monitoring from an external cybersecurity service provider. A cybersecurity threat is any potential unauthorized occurrence, or a series related to unauthorized occurrences, on or conducted through our information systems or the information systems of a third party that we utilize in our business which may adversely affect the confidentiality, integrity or availability of our information systems or any information residing therein. Our cybersecurity policies, standards, processes and practices are based on the Center for Internet Security Critical Security Controls framework and include the following components:

- **Collaborative Approach:** We have implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- **Deployment of Technical Safeguards:** We deploy technical safeguards designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments, penetration testing and cybersecurity threat intelligence. We identify and address information security risks by using a defense-in-depth methodology that provides multiple, redundant defensive measures in case if a security control fails or a vulnerability is exploited.

- **Development and Testing of Incident Response and Recovery Planning:** We have developed and maintain comprehensive incident response and recovery plans that address our response to a cybersecurity threat, and such Plans are tested and evaluated annually. Our annual testing of these plans include a wide range of activities, such as audits, tabletop exercises, threat modeling, vulnerability assessments, penetration testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning.

  We maintain cybersecurity insurance to protect our organization from potential financial losses due to cyber incidents, such as data breaches, ransomware attacks, and other cyber-related events. Our cyber insurance policy is a key part of our risk management strategy. However, it is important to note that this coverage may not completely cover all potential losses or liabilities associated with a cybersecurity incident. We regularly review and update our policy to ensure it aligns with evolving risks and industry standards. By having this insurance in place, we are better prepared to manage the financial consequences of any cyber threats we may face.

  We engage third parties to asses our cybersecurity measures, including information security maturity assessments, internal audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

- **Outside Consultants:** We engage various outside consultants, including contractors, assessors, auditors, outside attorneys and other third parties, to, among other things, externally audit our systems against top information security standards, including controls for Payment Card Industry Data Security Standard (PCI DSS) and conduct regular testing of our networks and systems to evaluate and strengthen our cybersecurity posture.

- **Third-Party Risk Management:** We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including service providers, franchisees and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. We conduct due diligence on third-party vendors by performing risk assessments and evaluating their compliance with relevant regulations, such as the Service Organization Control reports (SOC1 and SOC2). We also seek to obtain contractual assurance that our vendors will maintain adequate controls, such as adequate security against data breaches.

- **Implementation of Regular and Mandatory Employee Training and Awareness Programs:** We provide regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

As of the date of this report, we are not aware of any material risks from cybersecurity threats, including those resulting from previous cybersecurity incidents, that have materially affected us, or that are reasonably likely to affect us, including our business strategy, results of operations or financial condition.

Governance

The Board has delegated to the Audit Committee the responsibility for monitoring and overseeing the Company's cybersecurity and other information technology risks, controls, strategies and procedures. The Audit Committee receives timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On a quarterly basis, the Audit Committee discusses our approach to cybersecurity risk management with our Chief Information Officer ("CIO"). The Audit Committee makes regular reports to the full Board regarding our information technology risks. Each member of our Audit Committee is experienced in the area of information security, either as a result of their professional history, current responsibilities in overseeing processes and controls in this area at the Company, or both. The Audit Committee may discuss such processes and controls with our internal accounting and security teams and independent registered public accounting firm.

Our CIO manages our Cyber Security Program, including the management of risks arising from cybersecurity threats. Our management receives quarterly, and more frequently, if necessary, presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. Our CIO works, in coordination with our senior management, to implement new programs, as needed, and to oversee our current programs which are designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Our CIO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

Our CIO has served in various roles in information technology and information security for over 20 years, including serving in senior leadership roles overseeing information technology systems, including previous service at a company in our industry. Our CIO serves on the Board of Directors of the Chicago chapter of the Society for Information Management where he has the opportunity to interact with senior IT leaders throughout the technology and business fields, including in the industry, government and academic sectors.

ITEM 2.   PROPERTIES

We do not own any real property. As of December 29, 2024, we had the following number of company-operated shops located in the following areas:

Location	Number of Shops	Location	Number of Shops
Illinois	109	Indiana	9
Texas	58	Massachusetts	5
Michigan	29	Oregon	5
Virginia	24	Kansas	3
District of Columbia	20	Oklahoma	2
Minnesota	20	Kentucky	1
Wisconsin	14	Missouri	1
Maryland	13		
Ohio	13		
Arizona	10		
Colorado	10		
		Total	**346**

Initial lease terms for our company-operated properties are generally ten years, with the majority of the leases providing for an option to renew for two additional five-year terms. Nearly all of our leases provide for a minimum annual rent, and some of our leases call for additional rent based on sales volume at the particular location over specified minimum levels. Generally, the leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. For additional information regarding our leases, see Note 8 in Item 8.

As of December 29, 2024, we leased office space in Chicago, Illinois for our corporate headquarters.

ITEM 3.   LEGAL PROCEEDINGS

We are subject to legal proceedings, claims and liabilities, such as employment-related claims and personal injury cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions is not expected to have a material adverse impact on our financial position or results of operations and cash flows. For additional information, see Note 14, *Commitments and Contingencies* in Item 8.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

Our common stock is listed on the NASDAQ under the symbol "PBPB".

As of February 23, 2025, there were 26 stockholders of record of our common stock. This number excludes stockholders whose stock is held in nominee or street name by brokers.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of the business and for repurchases of our common stock, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Potbelly Board of Directors, subject to compliance with covenants in future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that the Board of Directors deems relevant. In addition, in certain circumstances, the Revolving Facility restricts Potbelly's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revolving Facility" in Item 7.

Purchases of Equity Securities by the Issuer

The following table contains information regarding purchases of our common stock made by or on behalf of Potbelly Corporation during the 13 weeks ended December 29, 2024 (in thousands, except per share data):

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Maximum Value of Shares that May Yet be Purchased Under the Program (2)
September 30, 2024 - October 27, 2024	2	$ 8.34	—	$ 19,073
October 28, 2024 - November 24, 2024	2	$ 7.38	—	$ 19,073
November 25, 2024 - December 29, 2024	50	$ 10.39	48	$ 18,621
Total number of shares purchased:	54		48	

(1)   Represents shares of our common stock (i) surrendered by employees to satisfy withholding obligations resulting from the vesting of equity awards and (ii) repurchased pursuant to the 2024 Repurchase Program.

(2)   On May 7, 2024, we announced that our Board of Directors authorized a stock repurchase program for up to $20.0 million of our outstanding common stock. This program replaced the outstanding stock repurchase program from May 8, 2018. The program permits us, from time to time, to purchase shares in the open market (including in pre-arranged stock trading plans in accordance with the guidelines specified in Rule 10b5-1 under the Exchange Act) or in privately negotiated transactions. No time limit has been set for the completion of the repurchase program and the program may be suspended or discontinued at any time. See Note 11 to the Consolidated Financial Statements for further information regarding our stock repurchase program.

Performance Graph

The following graph and accompanying table show the cumulative total return to stockholders of Potbelly Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite Index, S&P 600 SmallCap Index and S&P 600 Restaurants Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indices (with the reinvestment of dividends) from December 29, 2019 to December 29, 2024. The stock price performance included in this graph is not necessarily indicative of future stock price performance.



5 Year Cumulative Total Return

Legend: Potbelly Corporation; NASDAQ Composite- Total Return; S&P 600 SmallCap Index; S&P 600 Restaurants Index

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included in Item 8. The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause Potbelly results to differ materially from expectations. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described in "Risk Factors" in Item 1A and elsewhere in this report.

This section of this Form 10-K generally discusses our results of operations and financial condition for the year ended December 29, 2024. For a discussion of similar topics for the years ended December 31, 2023 and December 25, 2022, please refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K, filed on March 8, 2024.

Overview

Potbelly Corporation is a neighborhood sandwich concept that has been feeding customers' smiles with warm, toasty sandwiches, signature salads, hand-dipped shakes, freshly-baked cookies and other fresh menu items, customized just the way customers want them, for more than 40 years. Potbelly owns and operates Potbelly Sandwich Shop concepts in the United States. We also have domestic franchise operations of Potbelly Sandwich Shop concepts. Potbelly's chief operating decision maker is our Chief Executive Officer. Based on how our Chief Executive Officer reviews financial performance and allocates resources on a recurring basis, we have one operating segment and one reportable segment.

Our shop model is designed to generate, and has generated, strong cash flow, attractive shop-level financial results and high returns on investment. We operate our shops successfully in a wide range of geographic markets, population densities and real estate settings. We aim to generate average shop-level profit margins, a non-GAAP measure, that range from mid to high teens. Our ability to achieve such margins and returns depends on a number of factors, including consumer behaviors, the economy, and labor and commodity costs. For example, we face increasing labor and commodity costs, which we have partially offset by increasing menu prices. Although there is no guarantee that we will be able to achieve these returns, we believe our attractive shop economics support our ability to profitably grow our brand in new and existing markets.

The table below sets forth a rollforward of company-operated and franchise-operated activities:

	Company-Operated	Franchise-Operated	Total Company
Shops as of December 26, 2021	397	46	443
Shops opened	—	1	1
Shops closed	(13)	(2)	(15)
Shops refranchised	—	—	—
Shops as of December 25, 2022	**384**	**45**	**429**
Shops opened	1	5	6
Shops closed	(7)	(4)	(11)
Shops refranchised	(33)	33	—
Shops as of December 31, 2023	**345**	**79**	**424**
Shops opened	5	18	23
Shops closed	(3)	(2)	(5)
Shops refranchised	(1)	1	—
Shops as of December 29, 2024	**346**	**96**	**442**

Fiscal Year

Operating results are reported on a 52-week fiscal year calendar, with a 53-week year occurring every fifth or sixth year. Our fiscal year ends on the last Sunday of each calendar year. Fiscal year 2024 consists of 52 weeks, fiscal year 2023 consisted of 53 weeks and fiscal year 2022 consisted of 52 weeks.

Key Performance Indicators

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how the business is performing are same store sales, number of shop openings, shop-level profit margins, system-wide sales, average unit volume and adjusted EBITDA.

Company-Operated Same Store Sales

Same store sales reflect the change in year-over-year sales for the comparable company-operated store base. We define the comparable store base to include those shops open for 15 months or longer. For the fiscal years ended December 29, 2024, December 31, 2023, and December 25, 2022 there were 341, 366 and 379 shops, respectively, in our comparable company-operated store base. Same store sales growth can be generated by an increase in traffic and/or by increases in the average check amount resulting from a shift in menu mix and/or increase in price. This measure highlights performance of existing shops as the impact of new shop openings is excluded. For purposes of the same store sales calculation, traffic is defined as the sum of entrée's purchased, which includes sandwiches, salads, and bowls of soup or mac and cheese. In fiscal years that include a 53rd week, the last week of the fourth quarter and fiscal year is excluded from the year-over-year comparisons so that the time periods are consistent. In a fiscal year that follows a 53-week year, the current period sales continue to be compared to the sales from the prior 52 weeks rather than the weeks of the same fiscal period from the prior year. The trailing 52-week method provides better alignment to sales drivers when comparing sales performance.

Number of Shop Openings

The number of company-operated shop openings during a particular reporting period may have an impact on our results that period and other surrounding periods. Before we open new company-operated shops, we incur pre-opening costs. Often, new shops open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. While sales volumes are generally higher during the initial opening period, new shops typically experience normal inefficiencies in the form of higher cost of sales, labor and other direct operating expenses and as a result, shop-level profit margins are generally lower during the start-up period of operation. The average start-up period is 10 to 13 weeks. With our focus on franchise shop development, we expect our company shop development will be limited for the foreseeable future.

The number of franchise-operated shop openings during a particular reporting period may have an impact on our franchise revenue during that period and subsequent periods. For each franchise-operated shop, we collect an initial franchise fee that is recognized as revenue over the term of the franchise agreement, beginning with the shop opening date. We also collect royalties and other fees from the franchisee after their shop opens and they begin generating sales. We enter into development agreements with some franchisees to open a certain number of shops over a specified development schedule, and we expect the number of franchise-operated shop openings to increase as franchisees make progress on their development commitments.

Shop-Level Profit Margin

Shop-level profit margin is defined as net company-operated sandwich shop sales less company-operated sandwich shop operating expenses, excluding depreciation, which consists of food, beverage and packaging costs, labor and related expenses, occupancy expenses, and other operating expenses, as a percentage of net company-operated sandwich shop sales. Other operating expenses include all other shop-level operating costs, excluding depreciation, the major components of which are credit card fees, fees to third-party marketplace partners, marketing and advertising, shop technology and software, supply chain costs, operating supplies, utilities, and repair and maintenance costs. Shop-level profit margin is not required by, or presented in accordance with U.S. GAAP. We believe shop-level profit margin is important in evaluating shop-level productivity, efficiency and performance.

System-Wide Sales

System-wide sales is defined as the sum of sales generated by company-operated shops and sales generated by franchised shops, net of all promotional allowances, discounts, and employee meals. Net sales from franchised shops are not included in total revenues. Rather, revenues are limited to the royalties, fees and other income collected from franchisees. System-wide sales is not required by, or presented in accordance with U.S. GAAP. We believe that system-wide sales is a useful measure of operating performance, as it helps management evaluate brand scale and market penetration.

Average Unit Volume

Average unit volume is measured both on a weekly (average weekly sales) and annual basis. Average weekly sales consist of company-operated shop sales over a seven-day period from Monday to Sunday. Average unit volume represents the average annual sales of all company-operated shops, calculated based off of total net sales for all company-operated shops for the fiscal year divided by the total number of shop operating weeks during the same period. That amount is then annualized by multiplying by 52. We believe average unit volume allows management to assess changes in consumer spending patterns and the overall performance of our shops.

Adjusted EBITDA

We define adjusted EBITDA as net income (loss) attributable to Potbelly before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of the following items that we do not consider representative of ongoing operating performance: stock-based compensation expense, impairment and shop closure expenses, gain or loss on disposal of property and equipment and gain on Franchise Growth Acceleration Initiative activities as well as other one-time, non-recurring charges, such as gain on extinguishment of debt. Adjusted EBITDA is not required by, or presented in accordance with U.S. GAAP. We believe that adjusted EBITDA is a useful measure of operating performance, as it provides a picture of operating results by eliminating expenses that management does not believe are reflective of underlying business performance.

Key Financial Definitions

Sandwich Shop Sales, Net

Net sandwich shop sales includes food and beverage sales, net of promotional allowances, including our Potbelly Perks program and employee meals generated by company-operated shops. Company-operated shop sales are influenced by new shop openings, shop closures, including refranchise transactions, and same store sales.

Franchise Royalties, Fees and Rental Income

Franchise royalties, fees and rental income includes royalty income and Brand Fund contributions collected from our franchisees, both of which are earned based on a percentage of franchisee sales, an initial franchise fee, which is recognized over the term of the franchise agreement once a shop is opened, fees to support shop systems and technology, and in some cases where we sublease to a franchisee, rental income.

Food, Beverage and Packaging Costs

The components of food, beverage and packaging costs are variable in nature, change with sales volume, are influenced by menu mix and are subject to increases or decreases based on fluctuations in commodity costs.

Labor and Related Expenses

Labor and related expenses include all shop-level management and hourly labor costs, including salaries, wages, benefits and performance incentives, labor taxes and other indirect labor costs.

Occupancy Expenses

Occupancy expenses include fixed and variable portions of rent, common area maintenance and real estate taxes.

Other Operating Expenses

Other operating expenses include all other shop-level operating costs, excluding depreciation, the major components of which are fees to third-party marketplace partners, credit card fees, operating supplies, utilities, repair and maintenance costs, and shop-level marketing costs. Other operating expenses also include expenses incurred by the Brand

Fund, which are recorded to the company-operated shops based on a percentage of sales. These expenses include production and media costs related to brand advertising.

Franchise Support, Rent and Marketing Expenses

Franchise support, rent and marketing expenses include Brand Fund, information technology, supply chain, occupancy and operations expenses for franchised shops.

General and Administrative Expenses

General and administrative expenses is comprised of expenses associated with corporate and administrative functions that support the development and operations of shops, including compensation and benefits, travel expenses, stock-based compensation costs, legal and professional fees, costs related to abandoned new shop development sites and other related corporate costs.

Depreciation Expense

Depreciation expense includes the depreciation of fixed assets and capitalized leasehold improvements.

Pre-Opening Costs

Pre-opening costs consist of costs incurred prior to opening a new shop and are made up primarily of travel, employee payroll and training costs incurred prior to the shop opening, as well as occupancy costs incurred from when we take site possession to shop opening. Shop pre-opening costs are expensed as incurred.

Loss (Gain) on Franchise Growth Acceleration Initiative Activities

Loss (gain) on Franchise Growth Acceleration Initiative Activities includes the gains and losses recognized on the sale of company-operated shops and other expenses incurred to execute a refranchising transaction.

Impairment, Loss on Disposal of Property and Equipment and Shop Closures

Potbelly reviews long-lived assets, such as property and equipment, intangibles and lease right-of-use assets, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable and records an impairment charge when appropriate. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. Typically, the fair value of the asset is determined by estimating discounted future cash flows associated with the asset. The fair value of right-of-use assets is estimated using market comparative information for similar properties. Loss on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold. These losses are related to normal disposals in the ordinary course of business, along with disposals related to shop closures and selected shop remodeling activities. Shop closures includes lease termination payments and the derecognition of the associated right-of-use assets and lease liabilities, as well as any other costs directly incurred in the closure of the shop and after a shop has closed for business.

Loss on Extinguishment of Debt

Loss on extinguishment of debt includes the gains and losses recognized on the termination in full of our obligations and commitments under various credit facilities. Refer to the Liquidity and Capital Resources section of this filing for additional information.

Interest Expense, Net

Interest expense, net primarily consists of interest and fees associated with our Term Loan, including the amortization of debt issuance costs and other miscellaneous interest charges. Interest expense, net includes interest income generated through our investments in money market funds.

Income Tax (Benefit) Expense

Income tax (benefit) expense represents estimated tax charges due to municipalities based on our income earned in those jurisdictions.

Non-controlling Interests

Non-controlling interests represents non-controlling partners' share of the assets, liabilities and operations related to seven joint venture investments. Potbelly has ownership interests ranging from 51-80% in these consolidated joint ventures.

Results of Operations

Fiscal Year 2024 (52 Weeks) Compared to Fiscal Year 2023 (53 Weeks)

This section of this Form 10-K generally discusses our results of operations and financial condition for the year ended December 29, 2024. For a discussion of similar topics for the years ended December 31, 2023 and December 25, 2022, please refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K, filed on March 8, 2024.

The following table presents information comparing the components of net income for the periods indicated (dollars in thousands):

	Fiscal Year					
	2024	% of Revenues	2023	% of Revenues	2022	% of Revenues
Revenues						
Sandwich shop sales, net	$ 446,165	96.4 %	$ 482,246	98.1 %	$ 447,901	99.1 %
Franchise royalties, fees and rental income	16,433	3.6	9,163	1.9	4,072	0.9
Total revenues	462,598	100.0	491,409	100.0	451,973	100.0
Expenses						
(Percentages stated as a percent of sandwich shop sales, net)						
Sandwich shop operating expenses, excluding depreciation						
Food, beverage and packaging costs	120,042	26.9	133,726	27.7	129,151	28.8
Labor and related expenses	129,252	29.0	143,744	29.8	142,095	31.7
Occupancy expenses	48,156	10.8	51,885	10.8	54,536	12.2
Other operating expenses	81,154	18.2	84,363	17.5	74,916	16.7
(Percentages stated as a percent of total revenues)						
Franchise support, rent and marketing expenses	11,486	2.5	5,741	1.2	694	0.2
General and administrative expenses	46,968	10.2	48,496	9.9	37,741	8.4
Depreciation expense	12,669	2.7	12,138	2.5	11,890	2.6
Pre-opening costs	160	NM	115	NM	—	NM
Loss (gain) on Franchise Growth Acceleration Initiative activities	462	NM	(2,142)	(0.4)	—	NM
Impairment, loss on disposal of property and equipment and shop closures	1,257	0.3	3,338	0.7	4,754	1.1
Total operating expenses	451,606	97.6	481,403	98.0	455,777	100.8
Income from operations	10,992	2.4	10,006	2.0	(3,804)	(0.8)
Interest expense, net	829	0.2	3,281	0.7	1,349	0.3
Loss on extinguishment of debt	2,376	0.5	239	NM	(10,191)	(2.3)
Income before income taxes	7,787	1.7	6,486	1.3	5,038	1.1
Income tax (benefit) expense	(33,545)	(7.3)	909	0.2	327	NM
Net income	41,332	9.0	5,577	1.1	4,711	1.0
Net income attributable to non-controlling interests	1,038	0.2	458	NM	366	NM
Net income attributable to Potbelly Corporation	$ 40,294	8.8 %	$ 5,119	1.0 %	$ 4,345	1.0 %

	Fiscal Year		
Other Key Performance Indicators	2024	2023	2022
Same store sales	(0.3)%	12.0 %	18.5 %
Shop-level profit margin	15.1 %	14.2 %	10.5 %
System-wide sales	$ 560,494	$ 559,688	$ 497,233
Average unit volume	$ 1,306	$ 1,299	$ 1,168
Adjusted EBITDA	$ 32,550	$ 28,331	$ 15,739

"NM" - Amount is not meaningful

Sandwich Shop Sales, Net

Sandwich shop sales, net decreased by $36.1 million, or 7.5%, to $446.2 million for fiscal year 2024, from $482.2 million for fiscal year 2023. This decrease was primarily driven by refranchising of 34 company operated shops to the amount of $26.9 million and an additional week in the fourth quarter of fiscal year 2023 which contributed an additional $6.2 million in shop sales.

Franchise Royalties, Fees and Rental Income

Revenue from franchise royalties, fees and rental income increased by $7.3 million, or 79.3%, to $16.4 million for fiscal year 2024, from $9.2 million for fiscal year 2023. This increase was primarily driven by additional franchise fees including advertising, from refranchising efforts and the opening of 18 new franchise locations in 2024 to the amount of $2.9 million, $2.5 million of additional franchise rental income in 2024 due to refranchise transactions and an additional $1.7 million in franchise royalties in 2024 driven by the previously noted items.

Food, Beverage and Packaging Costs

Food, beverage and packaging costs decreased by $13.7 million, or 10.2%, to $120.0 million for fiscal year 2024, compared to $133.7 million for fiscal year 2023. This decrease was primarily driven by lower costs from refranchised shops since the beginning of 2023, a decrease in protein costs, and the additional week in the fourth quarter of fiscal year 2023. As a percentage of sandwich shop sales, food, beverage and packaging costs decreased to 26.9% for fiscal year 2024, from 27.7% for fiscal year 2023, primarily driven by a decrease in costs and lower inflation.

Labor and Related Expenses

Labor and related expenses decreased by $14.5 million, or 10.1%, to $129.3 million for fiscal year 2024, from $143.7 million for fiscal year 2023, primarily driven by shops that were refranchised since the beginning of 2023, the additional week in the fourth quarter fiscal year 2023 and a decrease in incentive compensation. Labor and related expenses also benefited from a settlement payment received from a third-party software provider whose issues related to a service disruption impacted the efficiency of our shop operations in certain quarters of fiscal year 2024. As a percentage of sandwich shop sales, labor and related expenses decreased to 29.0% for fiscal year 2024, from 29.8% for fiscal year 2023, primarily driven by the previously noted items.

Occupancy Expenses

Occupancy expenses decreased by $3.7 million, or 7.2%, to $48.2 million for fiscal year 2024, from $51.9 million for fiscal year 2023, primarily due to our refranchising efforts and the additional week in the fourth quarter of fiscal year 2023. As a percentage of sandwich shop sales, occupancy expenses were 10.8% for fiscal year 2024, which is consistent with fiscal year 2023.

Other Operating Expenses

Other operating expenses decreased by $3.2 million, or 3.8%, to $81.2 million for fiscal year 2024, from $84.4 million for fiscal year 2023. The decrease was primarily driven by lower costs from refranchised shops and a benefit from a settlement payment received from a third-party software provider whose issues related to a service disruption impacted the efficiency of our shop operations. The decrease was partially offset by increases in marketing and advertising spend. As a percentage of sandwich shop sales, other operating expenses increased to 18.2% for fiscal year 2024, from 17.5% for fiscal year 2023, primarily driven by an increase in marketing and advertising spend.

Franchise support, rent and marketing expenses

Franchise support, rent and marketing expenses increased by $5.7 million, or 100.1%, to $11.5 million for fiscal year 2024, from $5.7 million for fiscal year 2023. The increase was driven by an increase in rent expense from shops subleased to franchisees and marketing and advertising expenses related to the Brand Fund as a result of the refranchising efforts of company-owned shops and the opening of 18 additional franchise locations in 2024.

General and Administrative Expenses

General and administrative expenses decreased by $1.5 million, or 3.2%, to $47.0 million for fiscal year 2024, from $48.5 million for fiscal year 2023. This decrease was primarily driven by a decrease in incentive compensation. The decrease was partially offset by $1.8 million legal settlement costs recognized for a class action lawsuit related to the Washington Equal Pay and Opportunities Act (see note 14, *Commitments and Contingencies* in Item 8 for additional information), an increase in professional service and consulting costs related to nonrecurring strategic initiatives and increased payroll costs.

Depreciation Expense

Depreciation expense increased by $0.5 million, or 4.4%, to $12.7 million for fiscal year 2024, from $12.1 million for fiscal year 2023.

Loss (Gain) on Franchise Growth Acceleration Initiative activities

Loss (gain) on Franchise Growth Acceleration Initiative was a loss of $0.5 million during fiscal year 2024 compared with a gain of $2.1 million during fiscal year 2023. The decrease was primarily related to the difference in book value compared to purchase price of the refranchised assets during fiscal year 2024 compared to fiscal year 2023.

Impairment, Loss on Disposal of Property and Equipment and Shop Closures

Impairment, loss on disposal of property and equipment and shop closures decreased to $1.3 million for fiscal year 2024, compared to $3.3 million for fiscal year 2023. The decrease was primarily related to gains on lease terminations in fiscal year 2024 and higher impairment charges, shop closure costs and loss on disposals of assets in fiscal year 2023.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was a loss of $2.4 million in fiscal year 2024 compared with a loss of $0.2 million in fiscal year 2023. The increase was due to the extinguishment of the Term Loan in the first quarter of 2024, which was subject to a prepayment penalty and required the company to write-off debt issuance costs originally capitalized when the Term Loan was executed.

Interest Expense, Net

Interest expense, net was $0.8 million for fiscal year 2024 and $3.3 million for fiscal year 2023, as a result of lower outstanding borrowings on the Revolving Facility as compared with the Term Loan and lower interest rates on the Revolving Facility.

Income Tax (Benefit) Expense

We recognized an income tax benefit of $33.5 million for fiscal year 2024 compared to expense of $0.9 million for fiscal year 2023. This change was primarily due to a $35.3 million valuation allowance release as we concluded that it was more likely than not that we would be able to utilize all of our U.S. federal deferred tax assets and a significant portion of our state deferred tax assets.

Non-Controlling Interests

The portion of income attributable to non-controlling interest increased by $0.6 million in fiscal year 2024 compared with fiscal year 2023 primarily due to increased airport travel driving higher traffic in these locations, partially offset by additional costs incurred.

Non-GAAP Financial Measures

Shop-Level Profit Margin

Shop-level profit margin was 15.1% for fiscal year 2024 and 14.2% for fiscal year 2023. Shop-level profit margin is not required by, or presented in accordance with GAAP. We believe shop-level profit margin is important in evaluating shop-level productivity, efficiency and performance.

	Fiscal Year Ended		
	December 29, 2024	December 31, 2023	December 25, 2022
Income from operations [A]	$ 10,992	$ 10,006	$ (3,804)
Income from operations margin [A÷B]	2.4 %	2.0 %	(0.8)%
Less: Franchise royalties, fees and rental income	16,433	9,163	4,072
Franchise support, rent and marketing expenses	11,486	5,741	694
General and administrative expenses	46,968	48,496	37,741
Depreciation expense	12,669	12,138	11,890
Pre-opening costs	160	115	—
Loss (gain) on Franchise Growth Acceleration Initiative activities	462	(2,142)	—
Impairment, loss on disposal of property and equipment and shop closures	1,257	3,338	4,754
Shop-level profit [C]	$ 67,561	$ 68,528	$ 47,203
Total revenues [B]	$462,598	$491,409	$451,973
Less: Franchise royalties, fees and rental income	16,433	9,163	4,072
Sandwich shop sales, net [D]	$446,165	$482,246	$447,901
Shop-level profit margin [C÷D]	15.1 %	14.2 %	10.5 %

Adjusted EBITDA

Adjusted EBITDA was $32.6 million for fiscal year 2024 and $28.3 million for fiscal year 2023. Adjusted EBITDA is not required by, or presented in accordance with GAAP. We believe that adjusted EBITDA is a useful measure of operating performance, as it provides a picture of operating results by eliminating expenses that management does not believe are reflective of underlying business performance.

	Fiscal Year Ended		
	December 29, 2024	**December 31, 2023**	**December 25, 2022**
	($ in thousands)		
Net income attributable to Potbelly Corporation	$ 40,294	$ 5,119	$ 4,345
Depreciation expense	12,669	12,138	11,890
Interest expense	829	3,281	1,349
Income tax (benefit) expense	(33,545)	909	327
EBITDA	$ 20,247	$ 21,447	$ 17,911
Impairment, loss on disposal of property and equipment, and shop closures [(a)]	1,257	3,338	4,754
Stock-based compensation [(b)]	5,728	5,449	3,265
Loss on extinguishment of debt [(c)]	2,376	239	(10,191)
Loss (gain) on Franchise Growth Acceleration Initiative activities [(d)]	462	(2,142)	—
Legal settlements [(e)]	1,764	—	—
Strategic initiatives [(f)]	716	—	—
Adjusted EBITDA	$ 32,550	$ 28,331	$ 15,739

(a)   This adjustment includes costs related to impairment of long-lived assets, loss on disposal of property and equipment and shop closure expenses.

(b)   This adjustment includes costs related to the 2019 Long-Term Incentive Plan.

(c)   This adjustment includes costs related to the loss recognized upon the termination of the Company's Term Loan and Former Credit Facility for 2024 and 2023, respectively.

(d)   This adjustment includes cost related to our plan to grow our franchise units domestically through multi-unit shop development area agreements, which may include refranchising certain company-operated shops.

(e)   This adjustment relates to a loss contingency recorded for to a pay disclosure claim in the state of Washington and the related legal fees. Refer to Note 14, *Commitments and Contingencies* in item 8 for further details.

(f)   This adjustment includes professional service and consulting costs related to nonrecurring strategic initiatives.

Liquidity and Capital Resources

General

      Potbelly's ongoing primary sources of liquidity and capital resources are cash provided from operating activities, existing cash and cash equivalents, and our Revolving Facility. In the short term, Potbelly's primary requirements for liquidity and capital are new and existing shop capital investments including franchise growth, maintenance, lease obligations, working capital and general corporate needs. Potbelly's requirement for working capital is not significant since our customers pay for their food and beverage purchases in cash or payment cards (credit or debit) at the time of sale. Thus, Potbelly is able to sell certain inventory items before we need to pay our suppliers for such items. Company-operated shops do not require significant inventories or receivables.

      We ended fiscal year 2024 with a cash balance of $12.5 million and total liquidity (cash less restricted cash, plus available cash on Revolving Facility) of $37.7 million compared to a balance of $34.5 million and total liquidity (cash less restricted cash) of $33.8 million at the end of fiscal year 2023. We believe that cash from our operations and the cash available to us under the Revolving Facility provide us sufficient liquidity for at least the next twelve months.

Cash Flows

The following table presents summary cash flow information for the periods indicated (in thousands):

	Fiscal Year	
Net cash provided by (used in)	2024	2023
Operating activities	$ 19,663	$ 19,488
Investing activities	(19,082)	(10,771)
Financing activities	(22,640)	10,202
Net change in cash	$ (22,059)	$ 18,918

Operating Activities

      Net cash provided by operating activities increased to $19.7 million for fiscal year 2024 from cash provided by operating activities of $19.5 million for fiscal year 2023. The $0.2 million change in operating cash was primarily driven by higher incentive payments made in 2024 compared to the prior year and working capital changes, primarily within accrued expenses.

Investing Activities

      Net cash used in investing activities increased to $19.1 million for fiscal year 2024 from cash used in investing activities of $10.8 million for fiscal year 2023. The $8.3 million additional cash used in investing activities was primarily driven by $5.9 million less cash collected from the sale of refranchised assets in fiscal year 2024 compared with 2023 and $2.2 million of additional capital expenditures in fiscal year 2024 which related to ongoing investment in our company-operated shops and digital platforms.

Financing Activities

      Net cash used in financing activities decreased to $22.6 million for fiscal year 2024 from cash provided by financing activities of $10.2 million for fiscal year 2023. The $32.8 million change in financing cash flow was primarily driven by repayment of the Term Loan in fiscal year 2024 compared with the prior year when the Company had proceeds from the Term Loan.

Stock Repurchase Program

      On May 8, 2018, we announced that our Board of Directors authorized a stock repurchase program for up to $65.0 million of our outstanding common stock ("2018 Repurchase Program"). For the fiscal year ended 2024, we did not repurchase any shares of our common stock under the 2018 Repurchase Program. The 2018 Repurchase Program was terminated on May 7, 2024.

On May 7, 2024, our Board of Directors authorized a stock repurchase program for up to $20.0 million of our outstanding common stock at any time during the next three years ("2024 Repurchase Program"). This program replaces the 2018 Repurchase Program, which was terminated upon execution of the 2024 Repurchase Program. The program permits us, from time to time, to purchase shares in the open market (including in pre-arranged stock trading plans in accordance with the guidelines specified in Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") or in privately negotiated transactions). The number of common shares actually repurchased, and the timing and price of repurchases, will depend upon market conditions, SEC requirements and other factors. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors. For fiscal year 2024, we repurchased 164,046 shares of our common stock under the 2024 Repurchase Program for an aggregate of $1.4 million, including cost and commission, in open market transactions. As of December 29, 2024, the remaining dollar value of authorization under the 2024 Repurchase Program is $18.6 million. Repurchased shares are included as treasury stock in the consolidated balance sheets and the consolidated statements of equity.

Securities Purchase Agreement

On February 9, 2021, we closed on a Securities Purchase Agreement (the "SPA") for the sale by us of 3,249,668 shares of our common stock at a par value of $0.01 per share and the issuance of warrants to purchase 1,299,861 shares of common stock at an exercise price of $5.45 per warrant for gross proceeds of $16.0 million, before deducting placement agent fees and offering expenses of approximately $1.0 million. The warrants are initially exercisable commencing August 13, 2021 through their expiration date of August 12, 2026. The proceeds received from the SPA were allocated between shares and warrants based on their relative fair values at closing. The warrants were valued utilizing the Black-Scholes method. In fiscal year 2024 and 2023, 240,187 and 176,272 warrants, respectively, were exercised at the exercise price of $5.45 per warrant. As of December 29, 2024 and December 31, 2023, we had 883,402 and 1,123,589 warrants, respectively, outstanding that are exercisable through August 12, 2026.

Equity Offering Program

On November 3, 2021, we entered into a certain Equity Sales Agreement (the "Sales Agreement") with William Blair & Company, L.L.C., as agent ("William Blair") pursuant to which we may sell shares of our common stock having an aggregate offering price of up to $40.0 million (the "Shares"), from time to time, in our sole discretion, through an "at the market" equity offering program under which William Blair will act as sales agent. We have no obligation to sell any Shares under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement. The Sales Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company and William Blair and other obligations of the parties As of March 6, 2025, we have not sold any shares under the sales agreement.

Revolving Facility

On February 7, 2024, Potbelly Sandwich Works, LLC entered into a credit agreement (the "Credit Agreement") with Wintrust Bank, N.A., as administrative agent (the "Agent"), the other loan parties party thereto and the lenders party thereto. The Credit Agreement provides for a revolving loan facility with an aggregate commitment of $30,000,000 (the "Revolving Facility", the commitments thereunder, the "Revolving Commitments"). Concurrently with entry into the Credit Agreement, we repaid in full and terminated the obligations and commitments of the lenders under a term loan facility described in more detail below. Proceeds from the Revolving Facility will be used for general corporate and working capital purposes. The Revolving Commitments expire on February 7, 2027.

Loans under the Credit Agreement will bear interest, at our option, at either one-month term secured overnight financing rate ("SOFR") or the base rate plus, in each case, an applicable rate per annum, based upon the Consolidated Adjusted Leverage Ratio (as defined in the Credit Agreement). The applicable rate may vary between 3.75% and 2.75% with respect to borrowings which are based upon the one-month term SOFR and between 2.25% and 1.25% with respect to borrowings which are based upon the base rate. The applicable rate with respect to one-month term SOFR borrowings is 3.25% and the applicable rate with respect to base rate borrowings was 1.75% from February 7, 2024 through September 29, 2024, based upon ratios calculated in compliance certificates and 1.50% from September 30th, through December 29,

2024, based upon ratios calculated in the most recent compliance certificate for the fiscal quarter ending September 29, 2024.

We may prepay the Revolving Commitments at any time and from time to time in whole or in part without premium or penalty, subject to prior notice in accordance with the Credit Agreement.

Subject to certain customary exceptions, obligations under the Credit Agreement are guaranteed by the Company and all of the Company's current and future wholly-owned material domestic subsidiaries and are secured by a first-priority security interest in substantially all of the assets of the Company and its subsidiary guarantors.

The Credit Agreement contains customary representations and affirmative and negative covenants. Among other things, these covenants restrict our ability to incur certain indebtedness and liens, undergo certain mergers, consolidations and certain other fundamental changes, make certain investments, make certain dispositions and acquisitions, enter into sale and leaseback transactions, enter into certain swap transactions, make certain restricted payments (including certain payment of dividends, repurchases of stock and payments on certain indebtedness), engage in certain transactions with affiliates, enter into certain types of restricted agreements, make certain changes to its organizational documents and indebtedness, and use the proceeds of the Revolving Commitments for certain non-permitted uses. In addition, the Credit Agreement requires that we maintain compliance with certain minimum fixed charge coverage ratios and maximum consolidated leverage ratios as set forth in the Credit Agreement.

The Credit Agreement also contains customary events of default. If an event of default occurs, the Agent and lenders are entitled to take various actions, including the acceleration of amounts due under the Credit Agreement, termination of commitments thereunder and all other actions permitted to be taken by a secured creditor.

Since the execution of the Credit Agreement, we have been in compliance with all terms and covenants.

Term Loan

On February 7, 2023 (the "Closing Date"), we entered into a credit and guaranty agreement (the "Term Loan Credit Agreement") with Sagard Holdings Manager LP as administrative agent (the "Administrative Agent"). The Term Loan Credit Agreement provides for a term loan facility with an aggregate commitment of $25.0 million (the "Term Loan"). Concurrent with entry into the Term Loan Credit Agreement, we repaid in full and terminated the obligations and commitments under our Former Credit Facility, as defined below. In connection with entering into the Term Loan Credit Agreement, we paid $2.2 million in debt issuance costs, all of which were capitalized. The remaining proceeds from the Term Loan were used to pay related transaction fees and expenses, and for general corporate purposes.

The Term Loan Credit Agreement was scheduled to mature on February 7, 2028. We were required to make principal payments equal to 1.25% of the initial principal of the Term Loan on the last business day of each fiscal quarter. If not previously paid, any remaining principal balance must be repaid on the maturity date.

Loans under the Term Loan Credit Agreement bore interest, at the Company's option, at either the term SOFR plus 9.25% per annum or base rate plus 8.25% per annum.

The Term Loan could be prepaid in agreed-upon minimum principal amounts, subject to prepayment fees equal to (a) if the prepayment occurs on or prior to the one (1) year anniversary of the Closing Date, a customary make-whole amount plus 3.00% of the outstanding principal balance of the Term Loan, (b) if the prepayment occurs after such one (1) year anniversary and prior to the two (2) year anniversary of the Closing Date, 3.00% of the outstanding principal balance of the Term Loan, (c) if the prepayment occurs after such second anniversary of the Closing Date and prior to the three (3) year anniversary of the Closing Date 1.00% of the outstanding principal balance of the Term Loan and (d) thereafter, no prepayment fee.

On February 7, 2024, we repaid in full and terminated the obligations and commitments under the Term Loan Credit Agreement. As a result of repaying and terminating the Term Loan, we recognized a loss on extinguishment of debt of $2.4 million for fiscal year 2024.

Former Credit Facility

On August 7, 2019, we entered into a second amended and restated revolving credit facility agreement (the "Former Credit Agreement") with JPMorgan Chase Bank, N.A. ("JPMorgan"). The Former Credit Agreement amends and restates that certain amended and restated revolving credit facility agreement, dated as of December 9, 2015, and amended on May 3, 2019 (collectively, the "Prior Credit Agreement") with JPMorgan. The Former Credit Agreement provided, among other things, for a revolving credit facility in a maximum principal amount $40 million, with possible future increases of up to $20 million under an expansion feature (the "Former Credit Facility"). Borrowings under the Former Credit Facility generally bear interest at our option at either (i) a eurocurrency rate determined by reference to the applicable LIBOR rate plus a specified margin or (ii) a prime rate as announced by JP Morgan plus a specified margin. The applicable margin was determined based upon our consolidated total leverage ratio. On the last day of each calendar quarter, we were required to pay a commitment fee of 0.20% per annum in respect of any unused commitments under the credit facility.

As disclosed in our Annual Report on Form 10-K for the fiscal year ended December 25, 2022, we subsequently amended the Former Credit Agreement during fiscal years 2020, 2021 and 2022. The Former Credit Agreement provided for a revolving credit facility in a maximum principal amount of $25 million following these amendments.

On February 7, 2023, we repaid in full and terminated the obligations and commitments under the Former Credit Agreement. Upon termination of the Former Credit Facility, we recognized a loss on extinguishment of debt of $0.2 million for fiscal year 2023.

Paycheck Protection Program Loan

On August 10, 2020, PSW, an indirect subsidiary of ours, entered into a loan agreement with Harvest Small Business Finance, LLC in the aggregate amount of $10.0 million (the "Loan"), pursuant to the PPP under the CARES Act. The Loan was necessary to support our ongoing operations due to the economic uncertainty resulting from the COVID-19 pandemic and lack of access to alternative sources of liquidity.

The Loan was scheduled to mature 5 years from the date on which PSW applies for loan forgiveness under the CARES Act, bears interest at a rate of 1% per annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration ("SBA") under the CARES Act. The PPP provides that the use of the Loan amount shall be limited to certain qualifying expenses and may be partially or wholly forgiven in accordance with the requirements set forth in the CARES Act. We used all of the PPP proceeds toward qualifying expenses and pursued forgiveness of the full Loan amount.

On July 12, 2022, we received notification from Harvest Small Business Finance, LLC that the SBA approved our loan forgiveness application for the entire outstanding principal and accrued interest under the Loan equaling $10.2 million, which we recognized as a gain on extinguishment of debt.

Critical Accounting Estimates

Our discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Critical accounting estimates are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our significant accounting policies can be found in Note 2 to the consolidated financial statements in Item 8. We consider the following estimates to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Impairment of Long-Lived Assets

We assess potential impairments to our long-lived assets, which includes property and equipment and right-of-use assets for operating leases, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped at the individual shop-level for purposes of the impairment assessment because a shop represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of an asset group is measured by a comparison of the carrying amount of an asset group to its forecasted shop cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its forecasted shop cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. The fair value of the shop assets is determined using the income approach. Key inputs to this approach include forecasted shop cash flows, discount rate, and estimated market rent, which are all classified as Level 3 inputs. Level 3 inputs are derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. We used a weighted average cost of capital to discount the future cash flows. A 100 basis point change in any of these key inputs would not have a material impact on the calculation of an impairment charge.

Income Taxes

In determining the provision for income taxes for financial statement purposes, we make estimates and judgements which affect our evaluation of the carrying value of our deferred tax assets as well as our calculation of certain tax liabilities. We evaluate the carrying value of our deferred tax assets on a quarterly basis. In completing this evaluation, we consider all available positive and negative evidence. Such evidence includes historical operating results, the existence of cumulative earnings and losses in the most recent fiscal years, taxable income in prior carryback year(s) if permitted under the tax law, expectations for future pre-tax operating income, the time period over which our temporary differences will reverse, and the implementation of feasible and prudent tax planning strategies. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results and incorporate certain assumptions, including projected shop openings, new franchise agreements, revenue growth, and operating margins, among others.

When considered necessary, a valuation allowance is recorded to reduce the carrying amount of the deferred tax assets to their anticipated realizable value. During fiscal year 2024, based on all available positive and negative evidence, including taxable income generated in recent periods and forecasts of taxable income in future periods, we concluded that it was more likely than not that we will be able to utilize our U.S. federal and state deferred tax assets, except for a portion related to certain states where the allowable carryforward period is expected to limit our ability to fully utilize them. As a result of this, we released the valuation allowance for all of our U.S. federal deferred tax assets and a significant portion of our state deferred tax assets during the year ended December 29, 2024, resulting in an income tax benefit of $35.3 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Potbelly is subject to interest rate risk in connection with borrowings under the Revolving Credit Facility, which bears interest at variable rates. As of December 29, 2024, the Company has borrowed $4.0 million from its $30.0 million credit facility. For more information see Note 9, *Debt* in the accompanying Notes to Consolidated Financial Statements contained in Item 8. A 100 basis point change in the interest rate would not have a material impact on our financial condition or results of operations. We currently do not use interest rate derivative instruments to manage our exposure to interest rate fluctuations.

Commodity Price Risk

Potbelly is also exposed to commodity price risks. Many of the food products we purchase are subject to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, proposed tariffs, the general risk of commodity inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. We work with our suppliers and use a mix of forward pricing protocols for certain items under which we agree with suppliers on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with the supplier for the duration of that protocol and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Our use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically twelve months or less). We do not enter into futures contracts or other derivative instruments. Increased prices or shortages could generally affect the cost and quality of the items we buy or may require us to further raise prices or limit our menu options. These events, combined with other general economic and demographic conditions, could impact our pricing and negatively affect our sales and profit margins. We also could experience shortages of key ingredients if our suppliers face disruptions in their supply chain.

ITEM 8.　FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Potbelly Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Potbelly Corporation and subsidiaries (the "Company") as of December 29, 2024, and December 31, 2023, the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 29, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2024, and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 29, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Long-Lived Assets—Refer to Note 2 to the financial statements

Critical Audit Matter Description

As of December 29, 2024, the Company had long-lived assets, which includes property and equipment of $50.5 million and right-of- use assets for operating leases of $133.2 million. Long-lived assets are grouped at the individual shop-level (long-lived shop assets or asset group) for the purpose of the impairment assessment. The Company assesses potential impairments whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset group is measured by a comparison of the carrying amount of an asset group to its forecasted shop cash flows expected to be generated by the asset group.

We identified the evaluation of long-lived shop asset impairment as a critical audit matter because the determination of the forecasted individual shop cash flows, including revenue, cost of goods sold, and labor expenses, requires a high degree of auditor judgment and increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our primary audit procedures related to the forecasted individual shop cash flows included the following, among others:

- We tested the operating effectiveness of controls over the long-lived shop asset impairment assessment, including those over the forecasted cash flows.

- We assessed the reasonableness of management's forecasted shop cash flows, including revenue, cost of goods sold, and labor expenses, by comparing the forecasts to (1) actual results from recent historical periods, (2) internal communications to management and the Board of Directors, (3) external communications made by management to analysts and investors, and (4) industry data.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 6, 2025

We have served as the Company's auditor since 2005.

Potbelly Corporation and Subsidiaries
Consolidated Balance Sheets
(amounts in thousands, except par value data)

	December 29, 2024	December 31, 2023
Assets		
Current assets		
Cash and cash equivalents	$ 11,663	$ 33,788
Accounts receivable, net of allowances of $22 and $26 as of December 29, 2024 and December 31, 2023, respectively	9,765	7,960
Inventories	3,744	3,516
Prepaid expenses and other current assets	7,882	7,828
Assets classified as held-for-sale	147	—
Total current assets	$ 33,201	$ 53,092
Property and equipment, net	50,533	45,087
Right-of-use assets for operating leases	133,207	144,390
Indefinite-lived intangible assets	3,404	3,404
Goodwill	2,049	2,056
Restricted cash	815	749
Deferred tax assets	33,816	—
Deferred expenses, net and other assets	6,121	3,681
Total assets	$ 263,146	$ 252,460
Liabilities and equity		
Current liabilities		
Accounts payable	$ 9,552	$ 9,927
Accrued expenses	32,872	35,377
Short-term operating lease liabilities	22,809	24,525
Current portion of long-term debt	—	1,250
Total current liabilities	65,233	71,078
Long-term debt, net of current portion	4,000	19,168
Long-term operating lease liabilities	127,929	142,050
Other long-term liabilities	8,036	6,070
Total liabilities	205,198	238,367
Commitments and contingencies (Note 14)		
Equity		
Common stock, $0.01 par value—authorized 200,000 shares; outstanding 29,893 and 29,364 shares as of December 29, 2024 and December 31, 2023, respectively	398	389
Warrants	1,745	2,219
Additional paid-in-capital	470,085	462,583
Treasury stock, held at cost, 10,445 and 10,077 shares as of December 29, 2024, and December 31, 2023, respectively	(120,338)	(116,701)
Accumulated deficit	(293,503)	(333,797)
Total stockholders' equity	58,387	14,693
Non-controlling interest	(439)	(600)
Total equity	57,948	14,093
Total liabilities and equity	$ 263,146	$ 252,460

See accompanying notes to the consolidated financial statements.

Potbelly Corporation and Subsidiaries
Consolidated Statements of Operations
(amounts and shares in thousands, except per share data)

		Fiscal Year				
		2024		**2023**		**2022**
Revenues						
Sandwich shop sales, net	$	446,165	$	482,246	$	447,901
Franchise royalties, fees and rental income		16,433		9,163		4,072
Total revenues		462,598		491,409		451,973
Expenses						
Sandwich shop operating expenses, excluding depreciation						
Food, beverage and packaging costs		120,042		133,726		129,151
Labor and related expenses		129,252		143,744		142,095
Occupancy expenses		48,156		51,885		54,536
Other operating expenses		81,154		84,363		74,916
Franchise support, rent and marketing expenses		11,486		5,741		694
General and administrative expenses		46,968		48,496		37,741
Depreciation expense		12,669		12,138		11,890
Pre-opening costs		160		115		—
Loss (gain) on Franchise Growth Acceleration Initiative activities		462		(2,142)		—
Impairment, loss on disposal of property and equipment and shop closures		1,257		3,338		4,754
Total operating expenses		451,606		481,403		455,777
Income (loss) from operations		10,992		10,006		(3,804)
Interest expense, net		829		3,281		1,349
Loss (gain) on extinguishment of debt		2,376		239		(10,191)
Income before income taxes		7,787		6,486		5,038
Income tax (benefit) expense		(33,545)		909		327
Net income		41,332		5,577		4,711
Net income attributable to non-controlling interest		1,038		458		366
Net income attributable to Potbelly Corporation	$	40,294	$	5,119	$	4,345
Net income per common share attributable to common stockholders:						
Basic	$	1.35	$	0.18	$	0.15
Diluted	$	1.31	$	0.17	$	0.15
Weighted average shares outstanding:						
Basic		29,838		29,201		28,625
Diluted		30,720		30,088		29,065

See accompanying notes to the consolidated financial statements.

Potbelly Corporation and Subsidiaries
Consolidated Statements of Equity
(amounts and shares in thousands)

	Common Stock		Treasury Stock	Warrants	Additional Paid-In-Capital	Accumulated Deficit	Non-Controlling Interest	Total Equity
	Shares	Amount						
Balance at December 26, 2021	**28,380**	**$ 380**	**$ (114,577)**	**$ 2,566**	**$ 452,570**	**$ (343,261)**	**$ (95)**	**$ (2,417)**
Net income	—	—	—	—	—	4,345	366	4,711
Shares issued under equity compensation plans	439	4	(811)	—	(4)	—	—	(811)
Distributions to non-controlling interest	—	—	—	—	—	—	(475)	(475)
Stock-based compensation expense	—	—	—	—	3,265	—	—	3,265
Balance at December 25, 2022	**28,819**	**$ 384**	**$ (115,388)**	**$ 2,566**	**$ 455,831**	**$ (338,916)**	**$ (204)**	**$ 4,273**
Net income	—	—	—	—	—	5,119	458	5,577
Shares issued under equity compensation plans	368	4	(1,313)	—	(4)	—	—	(1,313)
Proceeds from exercise of warrants	177	1	—	(347)	1,307	—	—	961
Distributions to non-controlling interest	—	—	—	—	—	—	(854)	(854)
Stock-based compensation expense	—	—	—	—	5,449	—	—	5,449
Balance at December 31, 2023	**29,364**	**$ 389**	**$ (116,701)**	**$ 2,219**	**$ 462,583**	**$ (333,797)**	**$ (600)**	**$ 14,093**
Net income	—	—	—	—	—	40,294	1,038	41,332
Shares issued under equity compensation plans	453	7	(2,244)	—	(7)	—	—	(2,244)
Proceeds from exercise of warrants	240	2	—	(474)	1,781	—	—	1,309
Distributions to non-controlling interest	—	—	—	—	—	—	(1,180)	(1,180)
Contribution from non-controlling interest	—	—	—	—	—	—	303	303
Stock-based compensation expense	—	—	—	—	5,728	—	—	5,728
Repurchases of common stock	(164)	—	(1,393)	—	—	—	—	(1,393)
Balance at December 29, 2024	**29,893**	**$ 398**	**$ (120,338)**	**$ 1,745**	**$ 470,085**	**$ (293,503)**	**$ (439)**	**$ 57,948**

See accompanying notes to the consolidated financial statements.

59

Potbelly Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(amounts in thousands)

	Fiscal Year		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 41,332	$ 5,577	$ 4,711
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation expense	12,669	12,138	11,890
Noncash lease expense	24,317	25,814	25,792
Deferred income tax	(34,091)	—	18
Stock-based compensation expense	5,728	5,450	3,265
Asset impairment, shop closure and disposal of property and equipment	(136)	1,058	3,651
Loss (gain) on Franchise Growth Acceleration Initiative activities	462	(2,202)	—
Loss (gain) on extinguishment of debt	2,376	224	(10,191)
Amortization of debt issuance costs	234	482	270
Changes in operating assets and liabilities:			
Accounts receivable, net	(1,826)	(1,580)	(387)
Inventories	(269)	177	(499)
Prepaid expenses and other assets	(1,747)	(3,989)	(520)
Accounts payable	(622)	(1,025)	2,239
Operating lease liabilities	(27,887)	(30,721)	(27,984)
Accrued expenses and other liabilities	(877)	8,086	221
Net cash provided by operating activities	19,663	19,488	12,476
Cash flows from investing activities:			
Purchases of property and equipment	(19,284)	(17,053)	(8,426)
Proceeds from sales of refranchised shops	373	6,282	—
Other investing activities	(171)	—	—
Net cash used in investing activities	(19,082)	(10,771)	(8,426)
Cash flows from financing activities:			
Borrowings under Revolving Facility	11,500	—	—
Borrowings under Term Loan	—	25,000	—
Borrowings under Former Credit Facility	—	14,600	39,050
Repayments under Revolving Facility	(7,500)	—	—
Repayments under Term Loan	(22,827)	—	—
Repayments under Former Credit Facility	—	(23,150)	(40,350)
Principal payments made for Term Loan	—	(2,838)	—
Payment of debt issuance costs	(623)	(2,205)	(196)
Proceeds from exercise of warrants	1,309	961	—
Employee taxes on certain stock-based payment arrangements	(2,229)	(1,312)	(813)
Contributions from non-controlling interest	303	—	—
Distributions to non-controlling interest	(1,180)	(854)	(475)
Treasury Stock repurchase	(1,393)	—	—
Net cash (used in) provided by financing activities	(22,640)	10,202	(2,784)
Net change in cash and cash equivalents	(22,059)	18,918	1,266
Cash and cash equivalents and restricted cash at beginning of period	34,537	15,619	14,353
Cash and cash equivalents and restricted cash at end of period	$ 12,478	$ 34,537	$ 15,619
Supplemental cash flow information:			
Income taxes paid	784	278	139
Interest paid	715	3,483	936
Supplemental non-cash investing and financing activities:			
Unpaid liability for purchases of property and equipment	1,239	1,008	778
Unpaid liability for employee taxes on certain stock-based payment arrangements	16	13	15

See accompanying notes to the consolidated financial statements.

(Dollars and shares in thousands, except per share amounts or where noted)

(1) Organization and Other Matters

Business

Potbelly Corporation, a Delaware corporation, together with its subsidiaries (collectively referred to as "the Company," "Potbelly," "we," "us," or "our"), owns and operates 346 company-operated shops in the United States as of December 29, 2024. Additionally, Potbelly franchisees operate 96 shops domestically.

Basis of Presentation

We do not have any components of other comprehensive income recorded within our consolidated financial statements and therefore, do not separately present a statement of comprehensive income in our consolidated financial statements.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Company's consolidated financial statements include the accounts of Potbelly; its wholly-owned subsidiary, Potbelly Illinois, Inc. ("PII"); PII's wholly-owned subsidiaries, Potbelly Franchising, LLC and Potbelly Sandwich Works, LLC ("PSW"); seven of PSW's wholly-owned subsidiaries and PSW's six joint ventures, collectively, the "Company." All intercompany balances and transactions have been eliminated in consolidation. For our six consolidated joint ventures, "non-controlling interest" represents the non-controlling partner's share of the assets, liabilities and operations related to the joint venture investments. Potbelly has ownership interests ranging from 51-80% in these consolidated joint ventures.

(b) Reporting Period

We use a 52/53-week fiscal year that ends on the last Sunday of the calendar year. Approximately every five or six years a 53rd week is added. Fiscal year 2024 consists of 52 weeks, fiscal year 2023 consisted of 53 weeks and fiscal year 2022 consisted of 52 weeks.

(c) Segment Reporting

We own and operate Potbelly Sandwich Shop concepts in the United States. We also have domestic franchise operations of Potbelly Sandwich Shops concepts. We have no customers that account for ten percent or more of our total revenue. Our chief operating decision maker (the "CODM") is our Chief Executive Officer. The CODM reviews entity-wide operating results on a recurring basis to allocate resources, evaluate strategic decisions and to monitor budget versus actual results. As part of this review, the CODM examines the consolidated statement of operations, including the descriptive drivers of key line items within the consolidated statement of operations (e.g. sandwich shop sales and occupancy expenses) and consolidated net income, which is the segment measure of profit or loss. As the CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis, we have one operating segment and one reportable segment. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The measure of the single reportable segment assets that the CODM reviews is reported on the Consolidated Balance Sheet as "Total assets".

(d) Use of Estimates

The accompanying consolidated financial statements, presented in U.S. dollars, are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Significant estimates are used in accounting for, among other items, long-lived assets and income taxes. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any individual year.

(e) Fair Value Measurements

We apply fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we assume the highest and best use of the asset by market participants in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Inputs that are both unobservable and significant to the overall fair value measurement reflect an entity's estimates of assumptions that market participants would use in pricing the asset or liability.

The following table presents information about our financial assets that were measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such fair values:

	December 29, 2024	December 31, 2023
Assets - Level 1		
Money market funds	$ 836	$ 6,398
Financial assets measured at fair value on recurring basis	$ 836	$ 6,398

(f) Financial Instruments

We record all financial instruments at cost, which is the fair value at the date of transaction. The amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and all other current liabilities approximate their fair value because of the short-term maturities of these instruments.

(g) Cash and Cash Equivalents

We consider all highly liquid investment instruments with an original maturity of three months or less when purchased to be cash equivalents. We maintain cash in bank deposit accounts that, at times, may exceed federally insured limits; however, we have not experienced any losses in these accounts. We believe this cash is not exposed to any significant credit risk. These are valued within the fair value hierarchy as Level 1 measurements.

(h) Restricted Cash

As of December 29, 2024, we had restricted cash related to funds held in a money market account as collateral for letters of credit to certain lease agreements.

The reconciliation of cash and cash equivalents and restricted cash presented in the consolidated balance sheets to the total amount shown in our consolidated statements of cash flows is as follows:

	December 29, 2024	December 31, 2023
Reconciliation of cash, cash equivalents and restricted cash:		
Cash and cash equivalents	$ 11,663	$ 33,788
Restricted cash, noncurrent	815	749
Total cash, cash equivalents and restricted cash shown on statement of cash flows	$ 12,478	$ 34,537

(i) Accounts Receivable, net

Accounts receivable, net consists of amounts owed from credit card processors, customers, third-party delivery platforms, franchisees, vendors and other miscellaneous receivables.

(j) Inventories

Inventories, which consist of food products, paper goods and supplies, are valued at the lower of weighted-average cost or net realizable value. No valuation reserve is deemed necessary to reduce inventory to its fair value due to the rapid turnover and high utilization of inventory.

(k) Property and Equipment

Property and equipment acquired is recorded at cost less accumulated depreciation. Property and equipment is depreciated based on the straight-line method over the estimated useful lives, generally ranging from three to five years for furniture and fixtures, computer equipment, computer software, and machinery and equipment. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease life, generally 10 to 15 years. For leases with renewal periods at our option, we determine the expected lease period based on whether the renewal of any options is reasonably assured at the inception of the lease.

Direct costs and expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized, whereas the costs of repairs and maintenance are expensed when incurred. Capitalized costs are recorded as part of the asset to which they relate, primarily to leasehold improvements, and such costs are amortized over the asset's useful life. When assets are retired or sold, the asset cost and related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss is recorded in impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations.

(l) Goodwill and Indefinite-Lived Intangible Assets

We review goodwill and indefinite-lived intangible assets, which includes tradenames, annually at fiscal year-end for impairment or more frequently if events or circumstances indicate that the carrying values may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent information available. We assess the fair values of our intangible assets and the fair value of our reporting unit for goodwill using an income-based approach and market-based approach, respectively. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors, including forecasted revenues and expenses, appropriate discount rates and other variables. Under the market-based approach, fair value is based on using publicly available market data, including publicly traded stock prices and total shares outstanding. The annual impairment review utilizes the estimated fair value of the intangible assets and the overall reporting unit and compares those estimates to the carrying values as of the testing date. If the carrying value of these intangible assets or the reporting unit exceeds the fair values, we would then use the fair values to measure the amount of any required impairment charge not to exceed the respective carrying amount. No impairment charge was recognized for intangible assets or goodwill for any of the fiscal periods presented.

(m) Revenue Recognition

We primarily earn revenue at a point in time for sandwich shop sales which can occur in person at the shop, over our online or app platforms, or through a third-party platform. Sales taxes collected from customers are excluded from revenues and the obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing

authorities. We have other revenue-generating activities including franchise revenue, gift card revenue, and loyalty program revenue.

Franchise Royalties and Fees

We earn an initial franchise fee, a franchise development agreement fee and ongoing royalty fees and support fees under our franchise agreements. Initial franchise fees are considered highly dependent upon and interrelated with the franchise right granted in the franchise agreement. As such, these franchise fees are recognized over the contractual term of the franchise agreement. We record a contract liability for the unearned portion of the initial franchise fees. Franchise development agreement fees represent the exclusivity rights for a geographical area paid by a third party to develop Potbelly shops for a certain period of time. Franchise development agreement fee payments received by us are recorded in the consolidated balance sheets as accrued expenses or other long-term liabilities, and amortized over the term of the franchise agreement once the shops are opened. These franchise fees are considered highly dependent upon and interrelated with the franchise right granted in the franchise agreement. Royalty fees and the Potbelly Brand Fund contributions are based on a percentage of sales and are recorded as revenue as the fees are earned and become receivable from the franchisee. Other support fees, which primarily include fees for software and technology, are recorded as revenue as the fees are earned and the service is provided to the franchisee. Revenue from support fees are recognized gross of the related expenses since we are the principal in the arrangement to provide those services.

Gift Card Redemptions / Breakage Revenue

Potbelly sells gift cards to customers, records the sale as a contract liability and recognizes the associated revenue as the gift card is redeemed. A portion of these gift cards are not redeemed by the customer ("breakage"), which is recognized as revenue as a percentage of customers gift card redemptions. The expected breakage amount recognized is determined by a historical data analysis on gift card redemption patterns. We recognize gift card breakage income within net sandwich shop sales in the consolidated statements of operations.

Loyalty Program

We offer a customer loyalty program for customers using the Potbelly Perks application at the point of sale. In January 2024, we enhanced our Potbelly Perks program to provide more reward options and flexibility for members. Under the original program, the customer would earn 10 points for every dollar spent, and the customer would earn a free entrée after earning 1,000 points. The free entrée reward expired after 30 days. Under the enhanced program, Potbelly Perks members will earn 10 or more coins, the equivalent of points under the legacy program, for every dollar they spend. The number of coins earned per dollar is dependent on each member's annual spend with Potbelly. Coins can be redeemed for a variety of items across the Potbelly menu. The coins expire one year after they are earned, but we have teh abiltiy to extend the exipiration date of coins, and have done so in teh past and may do so in the future. The change in program did not have a material impact on our financial statements at the time of its launch.

We defer revenue associated with the estimated selling price of coins earned by Potbelly Perks members towards free entrées as each point is earned, and a corresponding deferred revenue liability is established in accrued expenses. The deferral is based on the estimated value of the unredeemed coins and free entrées. The estimated value and the estimated redemption rates are based on a historical data analysis of loyalty reward redemptions. Estimated breakage is recognized in net shop sandwich sales and franchise royalties, fees and rental income, based on sales at company-operated and franchise operated shops, respectively, as a percentage of system-wide sales in the consolidated statement of operations. When coins are redeemed, we recognize revenue for the redeemed product and reduce accrued expenses.

Contract Costs

Sales commissions earned by internal or external sales personnel for the execution of new franchise agreements are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new franchise agreements are capitalized and then amortized on a straight-line basis over the term of the franchise agreement, which is typically eight years.

Development costs incurred for the identification of optimal site selection within a given market assists with the company's ability to fulfill the franchise agreement and such costs are expected to be recovered. These costs are capitalized

if the service performed relates to an executed development or franchise agreement, in which case the costs are amortized over the term of the associated agreement, which is generally eight or ten years.

(n) Leases

We determine if an arrangement is or contains a lease at inception of the arrangement. To meet the definition of a lease, the contract must meet all three of the following criteria:

- One party (lessor) must hold an identified asset;
- The counterparty (lessee) must have the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of the contract; and
- The counterparty (lessee) must have the right to direct the use of the identified asset throughout the period of the contract.

We lease retail shops, warehouse, and office space under operating leases. Our leases generally have terms of ten years and most include options to extend the leases for additional five-year periods. For leases with renewal periods at our option, we determine the expected lease period based on whether the renewal of any options are reasonably assured at the inception of the lease.

Operating leases result in the recording a right-of-use asset and lease liability on the consolidated balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date, which is the date we take possession of the property. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right-of-use assets represent the operating lease liability adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment. In determining the present value of lease payments not yet paid, we estimate our incremental secured borrowing rates corresponding to the maturities of our leases. We estimate these rates based on prevailing financial market conditions, comparable company and credit analysis, and management judgment.

Our leases typically contain rent escalations over the lease term and lease expense is recognized on a straight-line basis over the lease term. Tenant incentives used to fund leasehold improvements are recognized when earned and reduce right-of-use assets related to the lease. The tenant incentives are amortized through the right-of-use asset as reductions of rent expense over the lease term.

We elected a short-term lease exception policy, permitting us to not apply the recognition requirements of Accounting Standards Codification ("ASC") 842, *Leases*, to short-term leases (i.e., leases with terms of 12 months or less) and an accounting policy to account for lease and non-lease components as a single component for certain classes of assets.

Rental income for operating leases on properties subleased to franchisees is recorded to franchise royalties, fees and rental income in the consolidated statement of operations. We recognize revenue for fixed sublease payments, net of incentives, on a straight-line basis over the term of the sublease. We recognize revenue for variable sublease payments as the related service has been transferred to the sublessee. Sublease income is recognized to the extent that collectability is probable.

(o) Potbelly Brand Fund

We maintain the Potbelly Brand Fund (the "Brand Fund") for the purpose of collecting and administering funds to be used for advertising, customer research, marketing technology, agencies, and other activities that promote the Potbelly brand in order to deliver sales at our shops. Company-operated and franchised shops both contribute to the Brand Fund based on a percentage of sales.

We manage these advertising and marketing expenses through the Brand Fund using the funds contributed by our shops. We manage these funds separately from our general operating expenses, but we are not obligated to maintain the funds in separate accounts or entities. We may spend more or less in any fiscal period than the amounts contributed to the

Brand Fund, and we may choose to roll over any unused contributions to the following fiscal period or return them to our shops.

Brand Fund contributions made by company-operated shops are eliminated from the consolidated financial statements. Franchisee contributions are included within franchise royalties and fees in the consolidated statements of operations.

Expenses incurred by the Brand Fund are recorded to company-operated and franchised shops based on a percentage of sales. Company-operated Brand Fund expense is included within other operating expenses in our consolidated statements of operations. Franchisee Brand Fund expense is presented as franchise marketing expenses in our consolidated statements of operations. Prior periods have been reclassified to conform to the current presentation of these expenses.

(p) Franchise Support, Rent and Marketing Expenses

Franchise support, rent and marketing expenses include Brand Fund, information technology, supply chain, occupancy and operations expenses for franchised shops. Other than occupancy, these expenses are expensed as incurred. Occupancy expenses are recognized consistent with our lease policy described above.

(q) Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718, *Stock Based Compensation*. We record stock-based compensation expense, net of forfeitures, on a straight-line basis over the vesting period based on the grant-date fair value of the awards, which is determined using the Black-Scholes option pricing valuation model for stock options and the quoted share price of Potbelly's common stock on the date of grant for restricted stock units ("RSUs"). We record stock-based compensation expense within general and administrative expenses in the consolidated statements of operations.

We award performance share units ("PSUs") to eligible employees which are subject to service and market vesting conditions. The PSUs will vest based on the terms defined in each award, which may include our common stock achieving certain price targets or based on its relative performance versus the Russell 3000 Travel & Leisure Index. Refer to Note 13 for more details regarding our Equity Plans.

(r) Pre-opening Costs

Pre-opening costs consist of costs incurred prior to opening a new shop and are made up primarily of travel, employee payroll and training costs incurred prior to the shop opening, as well as occupancy costs incurred from when we take site possession to shop opening. Shop pre-opening costs are expensed as incurred.

(s) Franchise Growth Acceleration Initiative

On March 2, 2022, we announced our Franchise Growth Acceleration Initiative, which included a plan to grow our franchise units domestically through multi-unit shop development area agreements, which may include refranchising certain company-operated shops. Deals for refranchised shops typically include cash consideration for the sale of the current shops as well as development agreement fees for commitments to develop new shops to fully penetrate existing markets. On an ongoing basis, we collect additional cash consideration for royalties and lease payments.

All gains and losses recognized on sales of shops and other expenses incurred to execute a refranchising transaction are included in gain on Franchise Growth Acceleration Initiative activities in the consolidated statement of operations. Development agreement fees received are recorded in the consolidated balance sheets as accrued expenses or other long-term liabilities, and amortized over the term of the franchise agreement once the shops are opened. For the year to date ended December 29, 2024, we completed refranchising transactions under the Franchise Growth Acceleration Initiative that resulted in the sale of one company-operated shop and commitments to develop 8 additional shops. Further details on the impact of these transactions on our financial statements are described in Notes 10 and 15.

(t) Impairment of Long-Lived Assets

We assess potential impairments of our long-lived assets, which include property and equipment and right-of-use assets for operating leases, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped at the individual shop-level for the purposes of the impairment assessment because a shop represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of an asset group is measured by a comparison of the carrying amount of an asset group to its estimated forecasted shop cash flows expected to be generated by the asset group. The estimation of expected future net cash flows uses estimates, including growth rates, which are inherently uncertain and rely on assumptions regarding current and future economics and market conditions. If the carrying amount of the asset group exceeds its estimated forecasted shop cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset group in the impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations. The fair value of the shop assets is determined using the income approach. Key inputs to this approach include forecasted shop cash flows, discount rate, and estimated market rent, which are all classified as Level 3 inputs. See "Fair Value Measurements" above for a definition of Level 3 inputs.

Assets recognized or disclosed at fair value on the consolidated financial statements on a nonrecurring basis included items such as leasehold improvements, property and equipment, right-of-use assets for operating leases, goodwill, and other intangible assets. These assets are measured at fair value if determined to be impaired.

(u) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are attributed to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In making this assessment of the realizability of deferred tax assets, we consider all positive and negative evidence as to whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

We account for uncertain tax positions under current accounting guidance, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by tax authorities, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

(v) Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". ASU 2023-07 expands annual and interim disclosure requirements for reportable segments, primarily through additional disclosures on segment expenses. We adopted the accounting guidance in our Annual Report on Form 10-K for the year ended December 29, 2024. The updated standard did not have a material impact on our financial statement disclosures.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". ASU 2023-09 enhances transparency of income tax disclosures by requiring additional disclosures on income tax rate reconciliation and income taxes paid, among other things. We will adopt ASU 2023-09 in our Annual Report on Form 10-K for the year ending December 28, 2025. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03 "Disaggregation of Incomes Statement Expenses". ASU 2024-03 serves to improve the disclosures about a public business entity's expenses by requiring more detailed information about the types of expenses in commonly presented expense captions We will adopt ASU 2024-03 in our Annual Report on Form 10-K for the year ending December 26, 2027. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

We reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact to the consolidated financial statements

(3) Revenue

Revenue recognized from all revenue sources on point in time sales was $459.4 million, $489.2 million and $450.9 million for the fiscal years 2024, 2023 and 2022, respectively. Revenue recognized from sales over time was $3.2 million, $2.2 million and $1.1 million for the fiscal years 2024, 2023 and 2022, respectively.

We recognized gift card breakage income of $1.1 million, $0.9 million and $0.7 million for the fiscal years ended 2024, 2023 and 2022, respectively, which is recorded within net sandwich shop sales in the consolidated statements of operations.

Contract Liabilities

As described in Note 2, we record current and noncurrent contract liabilities in accrued expenses and other long-term liabilities, respectively, for initial franchise fees, gift cards, and loyalty programs. We have no other contract liabilities or contract assets recorded. During the years ended December 29, 2024 and December 31, 2023 we recognized $6.5 million and $4.7 million in revenue, respectively, related to deferred revenue. The following table includes a breakout of contract liability balances:

	December 29, 2024	December 31, 2023	Change
Franchise fee liabilities	$ 7,163	$ 4,397	$ 2,766
Unredeemed gift card liabilities	3,954	3,971	(17)
Customer loyalty program obligations	6,181	4,057	2,124
Total contract liabilities	$ 17,298	$ 12,425	$ 4,873

We expect to recognize revenue related to contract liabilities as follows, which may vary based upon franchise activity, and gift card and loyalty program redemption patterns:

Years Ending	Amount
2025	$ 9,224
2026	1,171
2027	812
2028	813
2029	922
Thereafter	4,356
Total revenue recognized	$ 17,298

For the years ended December 29, 2024 and December 31, 2023, we did not recognize any revenue from obligations satisfied (or partially satisfied) in prior periods.

Contract Costs

Deferred contract costs, which include sales commissions and site mapping fees, totaled $1.1 million and $0.9 million as of December 29, 2024 and December 31, 2023, respectively. Amortization expense for deferred costs was $0.2 million and $0.1 million for fiscal years 2024 and 2023, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

(4) Earnings Per Share

Basic and diluted income per common share attributable to common stockholders are calculated using the weighted average number of common shares outstanding for the period. Diluted income per common share attributable to common stockholders is computed by dividing the income allocated to common stockholders by the weighted average number of fully diluted common shares outstanding.

The following table summarizes the earnings per share calculation:

	Fiscal Year		
	2024	2023	2022
Net income attributable to Potbelly Corporation	$ 40,294	$ 5,119	$ 4,345
Weighted average common shares outstanding-basic	29,838	29,201	28,625
Plus: Effect of potentially dilutive stock-based compensation awards	501	490	414
Plus: Effect of potential warrant exercise	381	397	26
Weighted average common shares outstanding-diluted	30,720	30,088	29,065
Income per share available to common stockholders-basic	$ 1.35	$ 0.18	$ 0.15
Income per share available to common stockholders-diluted	$ 1.31	$ 0.17	$ 0.15
Potentially dilutive shares that are considered anti-dilutive:			
Shares	258	367	618

(5) Property and Equipment

Property and equipment, net consisted of the following:

	December 29, 2024	December 31, 2023
Leasehold improvements	$ 148,166	$ 140,203
Machinery and equipment	47,796	45,372
Furniture and fixtures	31,086	30,614
Computer equipment and software	43,150	37,769
Construction in progress	1,258	3,322
Property and equipment, gross	271,456	257,280
Less: Accumulated depreciation	(220,923)	(212,193)
Property and equipment, net	$ 50,533	$ 45,087

We recognized $0.1 million, $0.5 million and $0.5 million in 2024, 2023, and 2022, respectively, of losses on disposal of property and equipment in the consolidated statement of operations, primarily related to closures of company-operated shops.

(6) Accrued Expenses

Accrued expenses consisted of the following:

	December 29, 2024		December 31, 2023	
Accrued labor and related expenses	$	8,233	$	12,778
Deferred revenue		6,492		4,057
Gift card liability		3,954		3,972
Accrued marketing		1,332		2,904
Accrued occupancy and utilities		2,470		2,410
Accrued sales and use tax		1,325		2,135
Accrued liability insurance		2,076		2,039
Other accrued expenses	$	6,990	$	5,082
Total	$	32,872	$	35,377

We incur expenses associated with exit activity for certain signed lease agreements, which are recognized in impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations. See Note 8, *Leases* for additional information. As of December 29, 2024, and December 31, 2023, there were no outstanding balances for accrued contract termination costs.

(7) Income Taxes

Income before income taxes for our domestic operations was as follows:

	Fiscal Year					
	2024		2023		2022	
Domestic operations	$	7,787	$	6,486	$	5,038

Income tax (benefit) expense consisted of the following:

	Fiscal Year					
	2024		2023		2022	
Federal:						
Current	$	—	$	38	$	—
Deferred		(24,466)		22		(14)
		(24,466)		60		(14)
State and Local:						
Current		546		782		399
Deferred		(9,625)		68		(58)
		(9,079)		849		341
Income tax (benefit) expense	$	(33,545)	$	909	$	327

Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rates to income before income taxes as a result of the following:

| | Fiscal Year | | |
	2024	2023	2022
U.S. federal statutory tax	21.0%	21.0%	21.0%
Computed "expected" tax expense	$ 1,635	$ 1,266	$ 981
Increase (reduction) resulting from:			
Change in valuation allowance	(35,269)	(1,526)	2,280
Minority interest	(218)	96	77
Permanent differences	1,477	805	(1,755)
State and local income taxes, net of federal income tax effect	295	793	(287)
FICA and other tax credits	(487)	(297)	(559)
Equity compensation	(815)	159	(43)
Tax rate changes and other	(163)	(387)	(367)
Income tax (benefit) expense	$ (33,545)	$ 909	$ 327

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities reflected in the consolidated balance sheets are presented below:

	December 29, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carryforwards	$ 21,116	$ 20,542
Accrued liabilities	1,494	2,625
Deferred revenue	2,453	1,944
Stock-based compensation	1,897	1,378
Property and equipment	2,676	3,290
Operating lease liabilities	39,308	43,799
Other	—	226
Tax credits and other carryforwards	3,191	2,794
Gross deferred tax assets	72,135	76,598
Valuation allowance	(170)	(35,439)
Net deferred tax assets	71,965	41,159
Deferred tax liabilities:		
Prepaids	(380)	(477)
Right-of-use asset for operating leases	(35,949)	(39,179)
Intangible assets	(1,380)	(1,377)
Smallwares	(441)	(400)
Total deferred tax liabilities	(38,150)	(41,433)
Net deferred tax assets (liabilities)	$ 33,815	$ (274)

The federal NOL, and a portion of the state NOLs, can be carried forward indefinitely, although certain jurisdictions, including federal and numerous states, limit NOL carryforwards to a percentage of current year taxable income.

We regularly assess the need for a valuation allowance related to our deferred tax assets, which includes consideration of both positive and negative evidence related to the likelihood of realization of such deferred tax assets to determine, based on the weight of the available evidence, whether it is more-likely-than-not that some or all of our deferred tax assets will not be realized. In our assessment, we considered recent financial operating results, projected future taxable income, the reversal of existing taxable differences, and tax planning strategies. We recorded a full valuation allowance against our net deferred tax assets during the first quarter of 2019, resulting in a charge to income tax expense of $13.6 million.

We assess the likelihood of the realization of our deferred tax assets each quarter and the valuation allowance is adjusted accordingly. During fiscal year 2024, based on all available positive and negative evidence, including taxable income generated in recent periods and forecasts of taxable income in future periods, we concluded that it was more likely than not that we will be able to utilize our U.S. federal and state deferred tax assets, except for a portion related to certain states where the allowable carryforward period is expected to limit our ability to fully utilize them. As a result of this, we released the valuation allowance for all of our U.S. federal deferred tax assets and a significant portion of our state deferred tax assets during the year ended December 29, 2024, resulting in an income tax benefit of $35.3 million. In determining the amount of deferred tax assets that are more likely than not to be realized, we evaluated the potential to realize the assets through future taxable income and the reversal of existing taxable temporary differences. Based on this analysis, we retained a valuation allowance of $0.2 million as of December 29, 2024 compared to $35.4 million as of December 31, 2023.

In accordance with our accounting policy, we recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 29, 2024 and December 31, 2023, we had no interest or penalties accrued. As of December 29, 2024 and December 31, 2023, we had no uncertain tax positions.

The tax years prior to 2018 are generally closed for examination by the United States Internal Revenue Service ("IRS"). However, certain of these tax years are open for examination as a result of net operating losses generated in these years and utilized in subsequent years. Our last IRS examination was for the 2014 tax year; no IRS audits are currently ongoing. State statutes are generally open for audit for the 2017 to 2023 tax years.

(8) Leases

We determine if an arrangement is a lease at inception of the arrangement. We lease retail shops and warehouse and office space under operating leases. Our leases generally have terms of ten years and most include options to extend the leases for additional five-year periods. For leases with renewal periods at our option, we determine the expected lease period based on whether the renewal of any options are reasonably assured at the inception of the lease. In addition, we lease certain properties from third parties that we sublease to franchisees. We remain primarily liable to the landlord for the performance of all obligations in the event that the sublessee does not perform its obligations under the lease. All of our subleases are classified as operating leases with fixed and variable income.

Lessee Disclosures

The gains and losses recognized upon lease terminations are recorded in impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations. The right-of use assets, liabilities and gains/losses recognized upon termination of lease contracts were as follows (in thousands, except for leases terminated):

	Fiscal Year Ended			
	December 29, 2024		December 31, 2023	
Leases terminated		1		2
Lease termination fees	$	200	$	458
Right-of-use assets derecognized upon lease termination		416		571
Lease liabilities derecognized upon lease termination		506		941
Gain/(loss) recognized upon lease termination	$	(110)	$	(89)

Operating lease term and discount rate were as follows:

	December 29, 2024	December 31, 2023
Weighted average remaining lease term (years)	6.27	6.18
Weighted average discount rate	10.43%	9.04%

Certain of our operating lease agreements include variable payments that are passed through by the landlord, such as common area maintenance and real estate taxes, as well as variable payments based on percentage rent for certain of our shops. Pass-through charges and payments based on percentage rent are included within variable lease cost.

The components of lease cost were as follows, which are included in occupancy, general and administrative and franchise support, rent and marketing expense:

| | Fiscal Year Ended | |
	December 29, 2024	December 31, 2023
Operating lease cost	$ 38,447	$ 40,604
Variable lease cost	15,065	15,082
Short-term lease cost	318	313
Total lease cost	$ 53,830	$ 55,998

Supplemental disclosures of cash flow information relating to leases is as follows:

| | Fiscal Year Ended | |
	December 29, 2024	December 31, 2023
Operating cash flows rent paid for operating lease liabilities	$ 42,718	$ 45,846
Operating right-of-use assets obtained in exchange for new operating lease liabilities	17,683	12,286
Reduction in operating right-of-use assets due to lease modifications	3,436	1,799

Maturities of lease liabilities were as follows at December 29, 2024:

	Operating Leases
2025	$ 37,722
2026	38,360
2027	33,194
2028	26,432
2029	20,420
Thereafter	56,549
Total lease payments	212,677
Less: imputed interest	(61,939)
Present value of lease liabilities	$ 150,738

As of December 29, 2024, the Company had additional operating lease payments related to two leases not yet commenced of $3.3 million. These operating leases will commence during the next fiscal year with an average lease term of 15 years, inclusive of a five year renewal option.

Lessor Disclosures

The components of lease income were as follows (amount in thousands, except number of subleases):

| | Fiscal Year Ended | |
	December 29, 2024	December 31, 2023
Number of subleases	37	33
Operating lease income	$ 3,824	$ 2,139
Variable lease income	1,609	806
Franchise rental income	$ 5,433	$ 2,945

We incurred $5.4 million and $3.0 million in expenses during fiscal years 2024 and 2023, respectively, associated with these leases, which are included in franchise support, rent and marketing expenses in the consolidated statement of operations from the inception of the related sublease agreements.

Future expected fixed sublease payments from franchisees to Potbelly were as follows at December 29, 2024:

	Operating Leases
2025	$ 3,751
2026	3,312
2027	2,339
2028	1,883
2029	1,463
Thereafter	2,677
Total sublease payments	$ 15,425

(9) Debt and Credit Facilities

The components of long-term debt were as follows:

	December 29, 2024	December 31, 2023
Revolving Facility	$ 4,000	$ —
Term Loan	—	22,162
Unamortized debt issuance costs	—	(1,744)
Less: current portion of long-term debt	—	(1,250)
Total long-term debt	$ 4,000	$ 19,168

Revolving Facility

On February 7, 2024, Potbelly Sandwich Works, LLC entered into a credit agreement (the "Credit Agreement") with Wintrust Bank, N.A., as administrative agent (the "Agent"), the other loan parties party thereto and the lenders party thereto. The Credit Agreement provides for a revolving loan facility with an aggregate commitment of $30,000,000 (the "Revolving Facility", the commitments thereunder, the "Revolving Commitments"). Concurrently with entry into the Credit Agreement, we repaid in full and terminated the obligations and commitments of the lenders under a term loan facility described in more detail below. Proceeds from the Revolving Facility will be used for general corporate and working capital purposes. The Revolving Commitments expire on February 7, 2027.

Loans under the Credit Agreement will bear interest, at our option, at either one-month term secured overnight financing rate ("SOFR") or the base rate plus, in each case, an applicable rate per annum, based upon the Consolidated Adjusted Leverage Ratio (as defined in the Credit Agreement). The applicable rate may vary between 3.75% and 2.75% with respect to borrowings which are based upon the one-month term SOFR and between 2.25% and 1.25% with respect to borrowings which are based upon the base rate. The applicable rate with respect to one-month term SOFR borrowings is 3.25% and the applicable rate with respect to base rate borrowings was 1.75% from February 7, 2024 through September 29, 2024, based upon ratios calculated in compliance certificates and 1.50% from September 30th, through December 29,

2024, based upon ratios calculated in the most recent compliance certificate for the fiscal quarter ending September 29, 2024.

We may prepay the Revolving Commitments at any time and from time to time in whole or in part without premium or penalty, subject to prior notice in accordance with the Credit Agreement.

Subject to certain customary exceptions, obligations under the Credit Agreement are guaranteed by the Company and all of the Company's current and future wholly-owned material domestic subsidiaries and are secured by a first-priority security interest in substantially all of the assets of the Company and its subsidiary guarantors.

The Credit Agreement contains customary representations and affirmative and negative covenants. Among other things, these covenants restrict our ability to incur certain indebtedness and liens, undergo certain mergers, consolidations and certain other fundamental changes, make certain investments, make certain dispositions and acquisitions, enter into sale and leaseback transactions, enter into certain swap transactions, make certain restricted payments (including certain payment of dividends, repurchases of stock and payments on certain indebtedness), engage in certain transactions with affiliates, enter into certain types of restricted agreements, make certain changes to its organizational documents and indebtedness, and use the proceeds of the Revolving Commitments for certain non-permitted uses. In addition, the Credit Agreement requires that we maintain compliance with certain minimum fixed charge coverage ratios and maximum consolidated leverage ratios as set forth in the Credit Agreement.

The Credit Agreement also contains customary events of default. If an event of default occurs, the Agent and lenders are entitled to take various actions, including the acceleration of amounts due under the Credit Agreement, termination of commitments thereunder and all other actions permitted to be taken by a secured creditor.

Since the execution of the Credit Agreement, we have been in compliance with all terms and covenants.

Term Loan

On February 7, 2023 (the "Closing Date"), we entered into a credit and guaranty agreement (the "Term Loan Credit Agreement") with Sagard Holdings Manager LP as administrative agent (the "Administrative Agent"). The Term Loan Credit Agreement provides for a term loan facility with an aggregate commitment of $25.0 million (the "Term Loan"). Concurrent with entry into the Term Loan Credit Agreement, we repaid in full and terminated the obligations and commitments under our Former Credit Facility, as defined below. In connection with entering into the Term Loan Credit Agreement, we paid $2.2 million in debt issuance costs, all of which were capitalized. The remaining proceeds from the Term Loan were used to pay related transaction fees and expenses, and for general corporate purposes.

The Term Loan Credit Agreement was scheduled to mature on February 7, 2028. We were required to make principal payments equal to 1.25% of the initial principal of the Term Loan on the last business day of each fiscal quarter. If not previously paid, any remaining principal balance must be repaid on the maturity date.

Loans under the Term Loan Credit Agreement bore interest, at the Company's option, at either the term SOFR plus 9.25% per annum or base rate plus 8.25% per annum.

The Term Loan could be prepaid in agreed-upon minimum principal amounts, subject to prepayment fees equal to (a) if the prepayment occurs on or prior to the one (1) year anniversary of the Closing Date, a customary make-whole amount plus 3.00% of the outstanding principal balance of the Term Loan, (b) if the prepayment occurs after such one (1) year anniversary and prior to the two (2) year anniversary of the Closing Date, 3.00% of the outstanding principal balance of the Term Loan, (c) if the prepayment occurs after such second anniversary of the Closing Date and prior to the three (3) year anniversary of the Closing Date 1.00% of the outstanding principal balance of the Term Loan and (d) thereafter, no prepayment fee.

On February 7, 2024, we repaid in full and terminated the obligations and commitments under the Term Loan Credit Agreement. As a result of repaying and terminating the Term Loan, we recognized a loss on extinguishment of debt of $2.4 million for fiscal year 2024.

Former Credit Facility

On August 7, 2019, we entered into a second amended and restated revolving credit facility agreement (the "Former Credit Agreement") with JPMorgan Chase Bank, N.A. ("JPMorgan"). The Former Credit Agreement amends and restates that certain amended and restated revolving credit facility agreement, dated as of December 9, 2015, and amended on May 3, 2019 (collectively, the "Prior Credit Agreement") with JPMorgan. The Former Credit Agreement provided, among other things, for a revolving credit facility in a maximum principal amount $40 million, with possible future increases of up to $20 million under an expansion feature (the "Former Credit Facility"). Borrowings under the Former Credit Facility generally bear interest at our option at either (i) a eurocurrency rate determined by reference to the applicable LIBOR rate plus a specified margin or (ii) a prime rate as announced by JP Morgan plus a specified margin. The applicable margin was determined based upon our consolidated total leverage ratio. On the last day of each calendar quarter, we were required to pay a commitment fee of 0.20% per annum in respect of any unused commitments under the credit facility.

As disclosed in our Annual Report on Form 10-K for the fiscal year ended December 25, 2022, we subsequently amended the Former Credit Agreement during fiscal years 2020, 2021 and 2022. The Former Credit Agreement provided for a revolving credit facility in a maximum principal amount of $25 million following these amendments.

On February 7, 2023, we repaid in full and terminated the obligations and commitments under the Former Credit Agreement. Upon termination of the Former Credit Facility, we recognized a loss on extinguishment of debt of $0.2 million for fiscal year 2023.

Paycheck Protection Program Loan

On August 10, 2020, PSW, an indirect subsidiary of ours, entered into a loan agreement with Harvest Small Business Finance, LLC in the aggregate amount of $10.0 million (the "Loan"), pursuant to the PPP under the CARES Act. The Loan was necessary to support our ongoing operations due to the economic uncertainty resulting from the COVID-19 pandemic and lack of access to alternative sources of liquidity.

The Loan was scheduled to mature 5 years from the date on which PSW applies for loan forgiveness under the CARES Act, bears interest at a rate of 1% per annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration ("SBA") under the CARES Act. The PPP provides that the use of the Loan amount shall be limited to certain qualifying expenses and may be partially or wholly forgiven in accordance with the requirements set forth in the CARES Act. We used all of the PPP proceeds toward qualifying expenses and pursued forgiveness of the full Loan amount.

On July 12, 2022, we received notification from Harvest Small Business Finance, LLC that the SBA approved our loan forgiveness application for the entire outstanding principal and accrued interest under the Loan equaling $10.2 million, which we recognized as a gain on extinguishment of debt.

(10) Franchise Growth Acceleration Initiative

The following is a summary of the refranchising activities recorded as a result of the Franchise Growth Acceleration Initiative during the year ended December 29, 2024:

	December 29, 2024	December 31, 2023
Number of shops sold to franchises	1	33
Proceeds from sales of company-operated shops	$ 167	$ 6,433
Net assets sold	(188)	(3,563)
Goodwill related to the company-operated shops sold to franchisees	(3)	(166)
(Loss)/Gain on sale of company-operated shops, net	(24)	2,705
Adjustment to recognize held-for-sale assets at fair value	(95)	(503)
Other expenses[a]	(343)	(60)
(Loss)/Gain on Franchise Growth Acceleration Initiative activities	$ (462)	$ 2,142

(a)   These costs primarily include professional service fees, travel expenses and shop enhancement costs incurred to execute the refranchising transaction

All gains and losses recognized on sales of shops and other expenses incurred to execute a refranchising transaction are included in Loss on Franchising Growth Acceleration Initiative activities in the consolidated statement of operations. Development agreement fees received are recorded in the consolidated balance sheets as accrued expenses or other long-term liabilities, and amortized over the term of the franchise agreement once the shops are opened.

Assets held-for-sale

As of December 29, 2024, we had assets held-for-sale of $0.1 million, primarily consisting of property and equipment held at one company-operated shop that was subsequently sold on January 20, 2025. Long-lived assets that meet the held-for-sale criteria are reported at the lower of their carrying value or fair value less estimated costs to sell. During fiscal year 2024, we recorded an immaterial adjustment to recognize the held-for-sale assets at fair value, which is included in loss on Franchising Growth Acceleration Initiative activities in the consolidated statement of operations. The estimated fair value of the assets held-for-sale is based upon Level 2 inputs, which includes a sales agreement.

(11) Capital Stock

As of December 29, 2024 and December 31, 2023, we had authorized an aggregate of 210 million shares of capital stock, of which 200 million shares were designated as common stock and 10 million shares were designated as preferred stock. As of December 29, 2024, we had issued and outstanding 40.3 million and 29.9 million shares of common stock, respectively. As of December 31, 2023, we had issued and outstanding 38.7 million and 29.4 million shares of common stock, respectively.

Common Stock

On May 8, 2018, we announced that our Board of Directors authorized a stock repurchase program for up to $65.0 million of its outstanding common stock ("2018 Repurchase Program"). For fiscal year 2024, we did not repurchase any shares of our common stock under the 2018 repurchase program. The 2018 Repurchase Program was terminated on May 7, 2024.

On May 7, 2024, our Board of Directors authorized a stock repurchase program for up to $20.0 million of our outstanding common stock at any time during the next three years ("2024 Repurchase Program"). This program replaces the 2018 Repurchase Program, which was terminated upon execution of the 2024 Repurchase Program. The program permits us, from time to time, to purchase shares in the open market (including in pre-arranged stock trading plans in accordance with the guidelines specified in Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") or in privately negotiated transactions). The number of common shares actually repurchased, and the timing and price of repurchases, will depend upon market conditions, SEC requirements and other factors. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors. For fiscal year 2024, we repurchased 164,046 shares of our common stock under the 2024 Repurchase Program for an aggregate of $1.4 million. including cost and commission, in open market transactions. As of December 29, 2024, the remaining dollar value of authorization under the 2024 Repurchase Program is $18.6 million. Repurchased shares are included as treasury stock in the consolidated balance sheets and the consolidated statements of equity.

On February 9, 2021, we closed on a Securities Purchase Agreement (the "SPA") for the sale by us of 3,249,668 shares of our common stock at a par value of $0.01 per share and the issuance of warrants to purchase 1,299,861 shares of common stock at an exercise price of $5.45 per warrant for gross proceeds of $16.0 million, before deducting placement agent fees and offering expenses of approximately $1.0 million. The warrants are initially exercisable commencing August 13, 2021 through their expiration date of August 12, 2026. The proceeds received from the SPA were allocated between shares and warrants based on their relative fair values at closing. The warrants were valued utilizing the Black-Scholes method. In fiscal year 2024 and 2023, 240,187 and 176,272 warrants, respectively, were exercised at the exercise price of $5.45 per warrant. As of December 29, 2024 and December 31, 2023, we had 883,402 and 1,123,589 warrants, respectively, outstanding that are exercisable through August 12, 2026.

On November 3, 2021, we entered into a certain Equity Sales Agreement (the "Sales Agreement") with William Blair & Company, L.L.C., as agent ("William Blair") pursuant to which we may sell shares of our common stock having an aggregate offering price of up to $40.0 million (the "Shares"), from time to time, in our sole discretion, through an "at the market" equity offering program under which William Blair will act as sales agent. We have no obligation to sell any

Shares under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement. The Sales Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company and William Blair and other obligations of the parties. As of March 6, 2025, we have not sold any shares under the sales agreement.

(12) Employee Benefit Plan

We sponsor a 401(k) profit sharing plan for all employees who are eligible based upon age and length of service. We made matching contributions of $0.9 million, $0.6 million, and $0.9 million for fiscal years 2024, 2023 and 2022, respectively, which are recorded in labor and related expenses and general and administrative expenses in the consolidated statement of operations.

(13) Stock-Based Compensation

Stock-Based Compensation Granted Under the 2019 Long-Term Incentive Plan

Stock options and restricted stock units are awarded under the 2019 Long-Term Incentive Plan (the "2019 Plan") to eligible employees and certain non-employee members of the Board of Directors. The 2019 Plan gives broad powers to our Board of Directors to administer and interpret the 2019 Plan, including the authority to select the individuals to be granted equity awards and rights and to prescribe the particular form and conditions of each equity award to be granted.

On May 16, 2019, our stockholders approved the 2019 Plan and, in connection therewith, all equity awards made after that date were made under the 2019 Plan. On June 10, 2019, we registered 1.2 million shares of our common stock reserved for issuance under the 2019 Plan. The Amended and Restated 2013 Long-Term Incentive Plan (the "2013 Plan") had 0.6 million remaining shares of common stock reserved for issuance, which are available for issuance under the 2019 Plan and no future awards will be made under the 2013 Plan. On June 24, 2020 and May 18, 2023, the 2019 Plan was amended and restated effective to increase the number of shares of common stock authorized for issuance by 0.9 million and 1.1 million shares, respectively, for a total of 3.2 million shares. As of December 29, 2024, there have been 7.1 million shares of restricted stock units and performance stock units granted under the 2019 Plan. As of December 29, 2024, there are 1.9 million shares reserved for future issuance. We record stock-based compensation expense within general and administrative expenses in the consolidated statements of operations.

Stock Options

Under the Plans, the number of shares and exercise price of each option are determined by the committee designated by our Board of Directors. The options granted are generally exercisable within a 10-year period from the date of grant. We award options to certain employees including the senior leadership team. Options outstanding expire on various dates through the year 2028. The range of exercise prices for options outstanding as of December 29, 2024 is $12.90 to $13.73 per option, and the options generally vest in one-fourth and one-fifth increments over four and five-year periods, respectively.

A summary of stock option activity is as follows:

Options	Shares (Thousands)		Weighted Average Exercise Price	Aggregate Intrinsic Value (Thousands)		Weighted Average Remaining Term (Years)
Outstanding—December 26, 2021	538	$	12.03	$	—	2.35
Granted	—		—			
Exercised	—		—			
Canceled	(65)		10.65			
Outstanding—December 25, 2022	473	$	12.22	$	—	1.46
Granted	—		—			
Exercised	—		—			
Canceled	(351)		11.70			
Outstanding—December 31, 2023	122	$	13.71	$	—	1.44
Granted	—		—			
Exercised	—		—			
Canceled	(64)		14.21			
Outstanding—December 29, 2024	58	$	13.16	$	—	1.86
Exercisable—December 29, 2024	58	$	13.16	$	—	1.86

There were no stock option grants in fiscal years 2024, 2023, or 2022.

Stock-based compensation related to stock options is measured at the grant date based on the calculated fair value of the award, and is recognized as expense over the requisite employee service period, which is generally the vesting period of the grant with a corresponding increase to additional paid-in capital. For the years ended December 29, 2024 and December 31, 2023, we did not recognize any stock based compensation expense for stock options. As of December 29, 2024, we do not have unrecognized stock-based compensation expense related to stock options.

Restricted stock units

We award RSUs to certain employees and certain non-employee members of our Board of Directors. Grants of RSUs to our Board of Directors fully vest on the first anniversary of the grant date, or upon termination from the Board of Directors for any reason other than for cause, a pro rata portion of the shares vest on the termination date. The employee grants generally vest in one-third increments over a three-year period.

A summary of RSU activity is as follows:

RSUs	Number of RSUs (Thousands)	Weighted Average Fair Value per Share
Non-vested as of December 26, 2021	1,151	$ 4.87
Granted	498	6.11
Vested	(693)	5.77
Canceled	(48)	5.90
Non-vested as of December 25, 2022	908	$ 4.25
Granted	612	7.46
Vested	(630)	5.63
Canceled	(89)	6.98
Non-vested as of December 31, 2023	801	$ 7.18
Granted	411	10.09
Vested	(419)	9.00
Canceled	(53)	8.69
Non-vested as of December 29, 2024	740	$ 8.54

For the years ended December 29, 2024, December 31, 2023 and December 25, 2022, we recognized stock-based compensation expense related to RSUs of $3.6 million, $4.2 million and $2.7 million, respectively. As of December 29, 2024, unrecognized stock-based compensation expense for RSUs was $4.3 million, which will be recognized though fiscal year 2027.

Performance stock units

We award PSUs to certain employees. The PSUs have certain vesting conditions based upon our stock price and relative stock performance.

Because these PSUs are subject to service and market vesting conditions, we determine the fair market value of each grant using a Monte Carlo simulation model. Participants are entitled to receive a specified number of shares of our common stock contingent on achievement of a stock return on our common stock. For the years ended December 29, 2024, December 31, 2023 and December 25, 2022, we recognized stock-based compensation expense related to PSUs with market vesting conditions of $2.1 million, $1.3 million and $0.6 million, respectively. As of December 29, 2024, unrecognized stock-based compensation expense for PSUs was $3.3 million, which will be recognized though fiscal year 2027.

A summary of activity for PSUs with market vesting conditions is as follows:

	Number of PSUs (Thousands)	Weighted Average Fair Value per Share
Non-vested as of December 26, 2021	130	$ 8.43
Granted	145	10.15
Vested	—	—
Canceled	—	—
Non-Vested as of December 25, 2022	275	$ 9.34
Granted	297	9.45
Vested	(18)	4.30
Canceled	(40)	9.25
Non-vested as of December 31, 2023	513	$ 9.59
Granted	212	12.08
Vested	(232)	7.11
Canceled	—	—
Non-vested as of December 29, 2024	493	$ 11.83

(14) Commitments and Contingencies

We are subject to legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. We accrue for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. In the opinion of management, the amount of ultimate liability with respect to those actions should not have a material adverse impact on our financial position or results of operations and cash flows.

Many of the food products we purchase are subject to changes in the price and availability of food commodities, including, among other things, beef, poultry, grains, dairy and produce. We work with our suppliers and uses a mix of forward pricing protocols for certain items including agreements with its supplier on fixed prices for deliveries at a time in the future and agreements on a fixed price with our supplier for the duration of those protocols. We also utilize formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Our use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically twelve months or less). Such contracts are used in the normal purchases of our food products and not for speculative purposes, and as such are not required to be evaluated as derivative instruments.

In June 2024, a putative class action lawsuit was filed in Washington state against us relating to the Washington Equal Pay and Opportunities Act. As of December 29, 2024, we deemed it probable that a material loss exposure exists in relation to this matter. As such, we have recorded a loss contingency of $1.8 million based on our current estimate of the potential outcome, which is reflected in general and administrative expenses in the accompanying consolidated statements of operations. On January 22, 2025, we entered into a Memorandum of Understanding with the Plaintiff relating to the settlement of the claims, which settlement is subject to final documentation and court approval.

(15) Subsequent Events

On January 20, 2025, we transferred ownership of four shops to a franchisee, in the greater Portland, Oregon region, as part of a multi-unit franchise agreement that was executed on December 20, 2024, which was recorded in assets held-for-sale as of December 29, 2024. This transaction will not have a material impact on our financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Please refer to *"Item 4.01 – Changes in Registrant's Certifying Accountant"* in our Form 8-K, filed on January 7, 2025.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (as the principal executive officer and person performing functions similar to that of the principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) as of December 29, 2024. Based upon that evaluation, we have concluded that, as of December 29, 2024, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC") and is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 29, 2024. In making this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on this assessment, management has concluded that, as of December 29, 2024, our internal control over financial reporting was effective, at a reasonable assurance level.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our fiscal quarter ended December 29, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Potbelly Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Potbelly Corporation and subsidiaries (the "Company") as of December 29, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 29, 2024, of the Company and our report dated March 6, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 6, 2025

ITEM 9B.   OTHER INFORMATION

During the quarter ended December 29, 2024 no director or officer of Potbelly adopted or terminated a "Rule 10b5-1 trading agreement" or "non-Rule 10b5-1 trading agreement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information required by this item will be contained in Potbelly's definitive proxy statement for the 2025 Annual Meeting (our "Proxy Statement") and is incorporated herein by reference.

Potbelly has adopted an ethics code of conduct applicable to the directors, officers and employees. A copy of that code is available on our corporate website at www.potbelly.com, which does not form a part of this Annual Report on Form 10-K. Any amendments to such code, or any waivers of its requirements, will be posted on our website.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item will be contained in our Proxy Statement and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by this item will be contained in Potbelly's Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table presents certain information related to Potbelly's equity incentive plans under which the equity securities are authorized for issuance as of December 29, 2024 (shares in thousands):

	(a)	(b)	(c)
Plan Category	**Number of Securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders [1]	58	$ 13.16	1,915 [2]
Equity compensation plans not approved by security holders	—	—	—
Total	58	$ 13.16	1,915

(1)   Consists of the 2004 Equity Incentive Plan, the 2013 Long-Term Incentive Plan and the 2019 Long-Term Incentive Plan. No further awards may be made under the 2004 Equity Incentive Plan or the 2013 Long-Term Incentive Plan. All remaining shares of common stock reserved for issuance under the 2013 Plan are available for issuance under the 2019 Plan.

(2)   The total amount reported consists only of shares available for future issuance under the 2019 Long-Term Incentive Plan, which may be issued in connection with awards of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance stock and performance stock units.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in Potbelly's Proxy Statement and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in Potbelly's Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

(1) The financial statements filed as part of this Annual Report on Form 10-K are listed in the index to the financial statements.

(2) Any financial statement schedules required to be filed as part of this Annual Report on Form 10-K are set forth in section (c) below.

(b) Exhibits

See the Exhibit Index at the end of this Annual Report on Form 10-K, which is incorporate by reference.

(c) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Seventh Amended and Restated Certificate of Incorporation of Potbelly Corporation (filed as Exhibit 3.1 to Form S-1 (File No. 333-190893) filed on August 29, 2013 and incorporated herein by reference)
3.2	Amended and Restated By-laws of Potbelly Corporation (filed as Exhibit 3.1 to Form 8-K (File No. 001-36104) filed June 12, 2018 and incorporated herein by reference)
4.1	Description of Capital Stock
4.2	Fifth Amended and Restated Registration Rights Agreement (filed as Exhibit 4.1 to Form S-1 (File No. 333-190893) filed on August 29, 2013 and incorporated herein by reference)
10.1	Potbelly Corporation 2004 Equity Incentive Plan, as amended (filed as Exhibit 10.1 to Form S-1 (File No. 333-190893) filed on August 29, 2013 and incorporated herein by reference) †
10.2	Amended and Restated Potbelly Corporation 2013 Long-Term Incentive Plan (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed June 12, 2018 and incorporated herein by reference) †
10.3	Potbelly Corporation 2019 Long-Term Incentive Plan (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed May 21, 2019 and incorporated herein by reference) †
10.3A	Potbelly Corporate 2019 Long-Term Incentive Plan (As Amended and Restated Effective June 24, 2020) (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed June 30, 2020 and incorporated herein by reference). †
10.3B	Amendment to Potbelly Corporate 2019 Long-Term Incentive Plan (As Amended and Restated Effective June 24, 2020) (incorporated by reference to our Registration Statement on Form S-8). †
10.4	Potbelly Corporation Non-Employee Director Compensation Plan (filed as Exhibit 10.2 to Form 10-Q (File No. 001-36104) filed August 8, 2019 and incorporated herein by reference). †
10.5	Credit and Guaranty Agreement, dated as of February 7, 2024, among Potbelly Sandwich Works, LLC, the other loan parties named therein, Wintrust Bank, N.A., as administrative agent, and the lenders set forth therein (Filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed February 12, 2024 and incorporated herein by reference).
10.6	Form of Warrant to Purchase Common Stock to be issued pursuant to the Securities Purchase Agreement (filed as Exhibit 10.2 to Form 8-K (File No. 001-36104) filed February 10, 2021 and incorporated herein by reference).
10.7	Equity Sales Agreement, dated as of November 3, 2021, by and between Potbelly Corporation and William Blair & Company, L.L.C. (filed as Exhibit 1.1 to Form 8-K (File No. 001-36104) filed on November 4, 2021 and incorporated herein by reference).
10.8	Form of Registration Rights Agreement to be entered into by and among the Company and the persons party thereto (filed as Exhibit 10.3 to Form 8-K (File No. 001-36104) filed February 10, 2021 and incorporated herein by reference).
10.9	Executive Employment Agreement, dated April 6, 2020, between Potbelly Corporation and Steve Cirulis (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed April 13, 2020 and incorporated herein by reference). †
10.10	Executive Employment Agreement, dated July 20, 2020, between Potbelly Corporation and Robert D. Wright (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed July 20, 2020 and incorporated herein by reference). †

Exhibit Number	Description of Exhibit
10.11	Executive Employment Agreement, dated August 28, 2020, between Potbelly Corporation and Adam Noyes (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed September 1, 2020 and incorporated herein by reference). †
10.12	Executive Employment Agreement, dated September 30, 2019, between Potbelly Corporation and Jeff Douglas †
10.13	Executive Employment Agreement, dated November 11, 2020, between Potbelly Corporation and Adiya Dixon †
10.14	Form of stock option agreement for grants for non-employee directors pursuant to 2004 Equity Incentive Plan (filed as Exhibit 10.13 to Form S-1 (File No. 333-190893) filed August 29, 2013 and incorporated herein by reference). †
10.15	Form of stock option agreement pursuant to 2013 Long-Term Incentive Plan (filed as Exhibit 10.14 to Form S-1 (File No. 333-190893) filed August 29, 2013 and incorporated herein by reference) †
10.16	Form of Restricted Stock Unit Award Agreement pursuant to 2019 Long-Term Incentive Plan, As Amended and Restated (filed as Annex A to the Definitive Proxy Statement (File No. 001-36104) filed May 20, 2020 and incorporated herein by reference)
10.17	Form of Director Restricted Stock Unit Award Agreement for non-employee directors pursuant to 2019 Long-Term Incentive Plan, As Amended and Restated
10.18	Restricted Stock Unit Inducement Award Agreement effective as of August 5, 2020, between Potbelly Corporation and Robert D. Wright (filed as Exhibit 10.5 to Form 10-Q (File No. 001-36104) filed November 5, 2020 and incorporated herein by reference). †
10.19	Restricted Stock Unit Inducement Award Agreement effective as of August 28, 2020, between Potbelly Corporation and Adam Noyes (filed as Exhibit 10.6 to Form 10-Q (File No. 001-36104) filed November 5, 2020 and incorporated herein by reference). †
10.20	Employment Agreement Amendment, dated November 2, 2022, between Potbelly Corporation and Robert D. Wright (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed November 2, 2022 and incorporated herein by reference). †
10.21	Form of Performance Stock Unit Award Agreement pursuant to 2019 Long-Term Incentive Plan, As Amended and Restated. †
19.1	Potbelly Corporation Insider Trading Policy
21.1	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Potbelly Corporation Executive Officer Clawback Policy (filed herewith)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase

Exhibit Number	Description of Exhibit
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
†	Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Potbelly Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POTBELLY CORPORATION

Dated:	March 6, 2025	/s/ Robert D. Wright
		Robert D. Wright
		Chief Executive Officer and President

Dated:	March 6, 2025	/s/ Steven W. Cirulis
		Steven W. Cirulis
		Senior Vice President, Chief Financial Officer and Chief Strategy Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Wright and Adiya Dixon and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert D. Wright Robert D. Wright	Chief Executive Officer and President; Director (Principal Executive Officer)	March 6, 2025
/s/ Steven W. Cirulis Steven W. Cirulis	Senior Vice President, Chief Financial Officer, Chief Strategy Officer (Principal Financial Officer, Principal Accounting Officer)	March 6, 2025
/s/ Joseph Boehm Joseph Boehm	Director	March 6, 2025
/s/ Adrian Butler Adrian Butler	Director	March 6, 2025
/s/ David T. Pearson David T. Pearson	Director	March 6, 2025
/s/ David Head David Head	Director	March 6, 2025
/s/ David Near David Near	Director	March 6, 2025
/s/ Jill Sutton Jill Sutton	Director	March 6, 2025
/s/ Vann Avedisian Vann Avedisian	Director	March 6, 2025

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Executive Officers

Robert D. Wright
President,
Chief Executive Officer

Steven Cirulis
Senior Vice President,
Chief Financial Officer and
Chief Strategy Officer

David Daniels
Senior Vice President,
Chief Marketing Officer

Adiya Dixon
Senior Vice President,
Chief Legal Officer, Chief
Compliance Officer
and Secretary

Jeffrey Douglas
Senior Vice President,
Chief Information Officer

Lynette McKee
Senior Vice President of
Franchising

Adam Noyes
Senior Vice President,
Chief Operating Officer

Patrick Walsh
Senior Vice President and Chief
People Officer

Board of Directors

Joseph Boehm
Chairman of the Board

Vann Avedisian

Adrian Butler

David Head

David Near

David Pearson

Jill Sutton

Robert D. Wright

Corporate Office

500 W. Madison St,
Suite 500
Chicago, Illinois 60661

Transfer Agent

Equiniti Trust Company, LLC

Address:
55 Challenger Road
2nd floor Ridgefield Park,
New Jersey 07660

Telephone:
800.937.5449 or 718-921-8124

Website:
equiniti.com

Email:
helpast@equiniti.com

Investor Relations

investor@potbelly.com
(332) 242-4370

Biographies of the directors and executive officers are contained respectively under the headings Director Biographies on pg. 7 and Executive Officers on pg. 28 of the proxy statement, which is included with this Annual Report.

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Annual Report.

They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. For a discussion of certain risks and uncertainties that may affect our future results, please see "Business" in Item 1, "Risk Factors" in Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.